Filed Pursuant to
Rule 424(b)(3)
Registration Statement No. 333-141865
PROSPECTUS
TITAN INTERNATIONAL, INC.
Offer for all outstanding 8% Senior Unsecured Notes due 2012
In Exchange for 8% Senior Unsecured Notes due 2012
Which have been Registered under the Securities Act of 1933
The exchange offer will expire at 5:00 p.m., New York City
time, on May 15, 2007, unless we extend it.
Key Terms of the Exchange Offer
•	We are offering to exchange registered 8% Senior Unsecured Notes due 2012 (the “new notes”) for all of our old unregistered 8% Senior Unsecured Notes due 2012 (the “old notes”).

•
The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes, will not be applicable to the new notes.

•
Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•
U.S. Bank National Association is serving as the exchange agent. If you wish to tender your old notes, you must complete, execute and deliver, among other things, a letter of transmittal to the exchange agent no later than 5:00 p.m., New York City time, on the expiration date.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.
•
The exchange of the old notes for the new notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

•	We will not receive any proceeds from the exchange offer.

•	The new notes will not be listed on any securities exchange or included in any automated quotation system.

•	The new notes will have the same financial terms and covenants as the old notes and will be subject to the same business and financial risks.
          See “ Risk Factors” on page 14 of this prospectus for a discussion of risks that you should consider before participating in the exchange offer.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the new notes to be distributed in the exchange offer, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The date of this prospectus is April 18, 2007

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Information incorporated by reference is available without charge to holders of our 8% Senior Unsecured Notes due 2012 upon written or oral request to us at Titan International, Inc., 2701 Spruce Street, Quincy, Illinois 62301, Attention: Cheri T. Holley, Vice President, Secretary and General Counsel, or by telephone at (217) 228-6011. To obtain timely delivery, holders of the notes must request the information no later than five business days before the date they must make their investment decision, or

i

May 15, 2007, the present expiration date of the exchange offer, and deliver proper instructions prior to the expiration date of the exchange offer.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the exchange agent has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to exchange these securities in any jurisdiction where the offer or exchange is not permitted. To the best of our knowledge, the information in this prospectus is materially accurate on the date appearing on the front cover of this prospectus. You should assume that the information in this prospectus is materially accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein include forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions, although not all forward-looking statements contain these identifying words. We commonly use forward-looking statements throughout this prospectus and the documents incorporated by reference herein regarding the following subjects:
•	this exchange offer;

•	our business strategy, plans and objectives;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of available cash flow;

•	projected capital expenditures;

•	our future financial results and performance;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.
     You should not place undue reliance on our forward-looking statements because the matters they describe are subject to risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, without limitation, the following:
•	those identified under “Risk Factors” including, without limitation:
•	the cyclical nature of the industries in which we operate including the factors that have led to recent corn prices;

•	our concentrated customer base;

•	substantial competition from international and domestic companies;

•	unanticipated losses related to acquisitions or investments;

•	failure to maintain satisfactory labor relations;

•	price fluctuations of key commodities;

•	our reliance on a limited number of suppliers;

•	unfavorable outcomes of legal proceedings;

•	costs related to compliance with corporate governance requirements;

•	limitations on our financial and operating flexibility as a result of our significant interest expense compared to our cash flows; and

•	restrictions on our ability to pursue our business strategies or repay our indebtedness as a result of restrictive covenants in our credit facility;
•	those identified from time to time in our public filings with the Securities and Exchange Commission;

•	the negative impact of economic slowdowns or recessions;

•	the effect of changes in interest rates;

•	the condition of the markets for our products;

•	our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

•	the impact of new state or federal legislation or court decisions on our operations; and

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

SUMMARY
     The following summary is qualified in its entirety by the detailed information and our Consolidated Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus, particularly the Risk Factors. In this prospectus, “Titan,” “Company,” “we,” “us” and “our” refer to Titan International, Inc. and its subsidiaries on a consolidated basis, except as otherwise indicated.
Our Company
     We are a leading manufacturer of steel wheels and tires for off-highway vehicles used in the agricultural, earthmoving/construction, military and consumer products (including recreational trailers, all terrain vehicles (“ATVs”) and grounds care vehicles) markets. We generally manufacture the wheels and tires for these vehicles and provide the value-added service of selling a complete wheel and tire assembly. We offer thousands of products that are manufactured in relatively short production runs and must meet Original Equipment Manufacturers’ (“OEM”) specifications. Our net sales for 2006 and 2005 were approximately $679 million and $470 million, respectively. We have three operating segments: Agricultural, Earthmoving/Construction and Consumer.
     Our Agricultural segment accounted for 62% of revenue for the year ended December 31, 2006. Our agricultural rims, wheels and tires are manufactured for use on various agricultural and forestry equipment, including tractors, combines, skidders, plows, planters and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers and our own distribution centers. The wheels and rims range in diameter from 9” to 54” with the 54” diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing us to offer a broad line of product models to meet customer specifications. Our agricultural tires range from 8” to 85” in diameter and from 4.8” to 44” in width. We also offer the added value of delivering a complete wheel and tire assembly to customers in the agricultural market.
     Our Earthmoving/Construction segment accounted for 27% of revenue for the year ended December 31, 2006. We manufacture rims, wheels and tires for various types of earthmoving, mining, military and construction equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, load transporters, haul trucks and backhoe loaders. We provide customers with a broad range of earthmoving/construction wheels ranging in diameter from 20” to 63”, in width from 8” to 60” and in weight from 125 pounds to 7,000 pounds. The 63” diameter wheel is the largest manufactured in North America for the earthmoving/construction market. We sell our wheels and tires to both the OEM and Aftermarket segments. We also offer the added value of a complete wheel and tire assembly in the earthmoving/construction market.
     Our Consumer segment accounted for 11% of revenue for the year ended December 31, 2006. We build a variety of products for all-terrain vehicles (ATV), turf, golf and trailer applications. Consumer wheels and rims range from 8” to 16” in diameter. Recently, ATV tires using the new stripwinding manufacturing process have been introduced to the marketplace. For the domestic boat, recreational and utility trailers markets, we provide wheels and tires and assemble brakes, actuators and components. We also offer the value-added service of a complete wheel and tire assembly in the consumer market.
     Our major OEM customers include Deere & Company (“Deere”), CNH Global N.V. (“CNH”), AGCO Corporation, Kubota Corporation and Caterpillar Inc. (“CAT”). In addition, we continue to expand our sales of wheels and tires to the aftermarket, where product demand tends to be less cyclical than in the OEM market. We distribute our tire products in the aftermarket primarily through a network of independent distributors and also through our own distribution centers. This distribution network enables us to service markets not otherwise accessible through our traditional OEM marketing channels.
     We are an Illinois corporation. Our principal corporate offices are located at 2701 Spruce Street, Quincy, Illinois 62301, and the telephone number is (217) 228-6011.
Recent Developments
     Convertible Note Conversion Offer. In January 2007, we filed a registration statement relating to an offer to the holders of our 5.25% senior unsecured convertible notes due 2009 to convert their convertible notes into Titan’s common stock at an increased conversion rate (the “Conversion Offer”). Per the Conversion Offer, each $1,000 principal amount of convertible notes was convertible into 81.0000 shares of common stock, which is equivalent to a conversion price of approximately $12.35 per share. The offering price did not include accrued interest; therefore, no accrued interest was to be paid on the convertible notes that accepted this offer. Prior to the Conversion Offer, each $1,000 principal amount of convertible notes was convertible into 74.0741 shares of common stock, which was equivalent to a conversion price of approximately $13.50 per share. The registration statement relating to the shares of common stock to be offered was declared effective on February 21, 2007. The offer expired on March 20, 2007 and on that date, the Company was advised by the conversion agent that holders of $81,200,000 aggregate principal amount of the convertible notes, constituting 100 percent of the principal amount of the outstanding convertible notes, had delivered valid tenders pursuant to the Conversion Offer. All of such tenders were accepted for exchange by the Company. The $81,200,000 of accepted convertible notes were converted to 6,577,200 shares of Company common stock. A noncash convertible debt conversion charge of approximately $14 million will be recorded as a reduction in net income in the first quarter of 2007. The fees and expenses incurred in connection with the conversion offer will also be recorded as a reduction of net income in the first quarter of 2007.
     Credit Facility Amendment. On February 8, 2007, we amended our revolving credit facility with LaSalle Bank National Association. The amendment extended the termination date to October 2009 (previously October 2008). The amendment also lowered borrowing rates, which will be based on a pricing grid. The borrowings under the facility will bear interest at a floating rate of LIBOR plus 1% to 2% (previously 2.75%). The amendment lowered the revolving loan availability from $250 million to $125 million with the ability to request an increase back to $250 million.

Summary of the Terms of the Exchange Offer
     On December 28, 2006, we completed an offering of $200,000,000 aggregate principal amount of 8% Senior Unsecured Notes due 2012 inside the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (“Securities Act”) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The notes are guaranteed on a senior basis by certain of our existing and future domestic subsidiaries, and the note guarantees are effectively subordinated to all of our and the guarantors’ existing and future secured debt, including our revolving credit facility, to the extent of the value of the assets securing that indebtedness.
     We entered into an exchange and registration rights agreement with Goldman, Sachs & Co., as the initial purchaser of the old notes, in which we agreed to complete the exchange offer. This exchange offer gives you the opportunity to exchange your notes for notes with substantially identical terms that are registered for issuance under the Securities Act. You should read the discussion under the heading “The Exchange Offer” beginning on page 23 and “Description of New Notes” beginning on page 32 for further information about the new notes.

Securities Offered	$200,000,000 aggregate principal amount of new 8% senior unsecured notes dues 2012, which have been registered under the Securities Act. The terms of the new notes offered in the exchange offer are substantially identical to those of the old notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes do not apply to the new registered notes.

The Exchange Offer	We are offering to issue new notes in exchange for a like principal amount and like denomination of our old notes. We are offering to issue these new registered notes to satisfy our obligations under an exchange and registration rights agreement that we entered into with the initial purchaser of the old notes when we sold them in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your old notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Exchange and Registration Rights Agreement	You are entitled to exchange your new notes for new notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights for your notes.

$200.0 million principal amount of notes is outstanding.

We will issue new notes promptly after the expiration of the exchange offer.

Resales	We believe the new notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you are not our affiliate within the meaning of Rule 405 under the Securities Act,

• the new notes are acquired in the ordinary course of your business,

• you are not participating and do not intend to participate in a distribution of the new notes,

• if you are a broker-dealer, you have not entered into any arrangement or undertaking with uss or any of our affiliates to distribute the new notes, and

• you are not acting on behalf of any person or entity that could not truthfully make these representations.

Each broker-dealer issued new notes in the exchange offer for its own account in exchange for notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, May 15, 2007, unless we decide to extend the expiration date. If we extend the exchange offer, the longest we could keep the offer open without incurring liquidated damages under the exchange and registration rights agreement in the form of increased interest payable on the old notes would be until September 24, 2007, which is 270 days after the outstanding notes were issued.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer does not violate law or any interpretation of the staff of the Securities and Exchange Commission, or the SEC.

Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests	If you are a holder of a note held in the form of a book-entry interest through the Depository Trust Company, or DTC, and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to U.S. Bank National Association, as exchange agent, before the expiration date of the exchange offer:

either

•    a properly completed and executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address on the cover page of the letter of transmittal;

or

•    a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

and, either

•    a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer” beginning on page 28, which must be received by the exchange agent on or prior to the expiration date;

or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering Certificated Notes	If you are a holder of a beneficial interest in the outstanding notes, you are entitled to receive, in exchange for your beneficial interest, certificated notes in equal principal amounts to your beneficial interest. As of the date of this Prospectus, however, no certificated notes were issued and outstanding. If you acquire certificated notes before the expiration date of the exchange offer, you must tender your notes under the procedures described in this prospectus under the heading “The Exchange Offer—Procedure for Tendering Outstanding Notes” beginning on page 25.

Special Procedures for Beneficial Owners	If you are the owner of a beneficial interest and your name does not appear on a security position listing of DTC as the holder of that interest or if you are a beneficial owner of certificated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender that interest or certificated notes in the exchange offer, you should contact the person in whose name your interest or certificated notes are registered promptly and instruct such person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for your notes cannot be delivered on time, you may tender your notes according to the procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures” beginning on page 29.

Withdrawal Rights	You may withdraw the tender of your notes at any time prior to the time of expiration. We will return to you any outstanding notes not accepted for exchange for any reason without expense to you promptly after withdrawal, rejection of tender or termination of the exchange offer.

Regulatory Approvals	Other than pursuant to the federal securities laws, there are no federal or state regulatory requirements that we must comply with, or approvals that we must obtain, in connection with the exchange offer.

Appraisal Rights	You will not have dissenters’ rights or appraisal rights in connection with the exchange offer. See “The Exchange Offer—Appraisal Rights.”

U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.

Exchange Agent	U.S. Bank National Association is serving as exchange agent for the exchange offer.

Consequences of Failure to Exchange	Notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.
Summary of the Terms of the New Notes
     The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes, are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture. For more complete information about the new notes, see the “Description of New Notes” section of this prospectus.

Issuer	Titan International, Inc.

Notes Offered	$200 million aggregate principal amount of 8% Senior Unsecured Notes due 2012.

Maturity Date	January 15, 2012.

Interest	8% per annum, payable semiannually on July 15 and January 15 of each year, commencing on July 15, 2007.

Guarantees	The notes will be guaranteed on a joint and several senior basis by all of our existing and future domestic restricted subsidiaries, other than “Immaterial Subsidiaries,” that guarantee the revolving credit facility. Our foreign subsidiaries will not guarantee the notes. See “Description of New Notes — Note Guarantees.”

Ranking	The notes will be:

• our general unsecured obligations;

• pari passu in right of payment to all of our existing and future unsecured senior indebtedness;

• senior in right of payment to our future subordinated indebtedness, if any;

• effectively subordinated to all our existing and future secured indebtedness up to the value of the collateral securing such indebtedness;

• guaranteed by the guarantors; and

• effectively subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes.

The guarantees will be:

• general unsecured obligations of our guarantors

• pari passu in right of payment to all of our guarantors’ existing and future unsecured senior indebtedness;

• senior in right of payment to our guarantors’ future subordinated indebtedness, if any; and

• effectively subordinated to all existing and future secured indebtedness of our guarantors up to the value of the collateral securing such indebtedness.

As of March 31, 2007, we had a $125 million revolving credit facility, which was secured by substantially all of our assets.

See “Risk Factors — The notes and guarantees are effectively subordinated to our secured debt and to any liabilities of our non-guarantor subsidiaries” for a description of the assets, liabilities and operations of our subsidiaries that will not guarantee the notes.

Redemption with Certain Equity Proceeds	We may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed prior to January 15, 2010.

Make-Whole Redemption	We may redeem the notes, in whole or in part, by paying a redemption price equal to the sum of:

(1) 100% of the principal amount of the notes to be redeemed, plus

(2) the Applicable Premium for the notes (as defined in “Description of New Notes”), plus accrued and unpaid interest thereon, if any to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Mandatory Offer to Repurchase	If we experience a change of control (as defined in the indenture governing the notes), we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There is no assurance we will have adequate funds for such an offer. See “Description of New Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the notes will contain certain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur, assume or guarantee additional indebtedness or issue preferred stock;

• pay dividends or make other equity distributions to our shareholders;

• purchase or redeem our capital stock;

• make certain investments;

• create liens;

• sell or otherwise dispose of assets;

• engage in transactions with our affiliates; and

• merge or consolidate with another entity or transfer all or substantially all of our assets.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. See “Description of New Notes — Certain Covenants”.

Use of Proceeds	We will not receive any proceeds from the exchange offer. For a description of the use of proceeds from the offering of the old notes, see “Use of Proceeds.”

Form of the New Notes	The new notes will be represented by one or more permanent global securities in registered form deposited with U.S. Bank National Association, as custodian, for the benefit of The Depository Trust Company. You will not receive notes in registered form, unless one of the events set forth under the heading “Description of New Notes—Book-Entry, Delivery and Form” occurs. Instead, beneficial interests in the new notes will be shown on, and transfers of these interests will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Absence of a Public Market for the New Notes	There has been no public market for the old notes, and no active market for the new notes is currently anticipated. We do not intend to apply for a listing of the new notes on any securities exchange or inclusion in any automated quotation system. We cannot make any assurances regarding the liquidity of the market for the new notes, the ability of holders to sell their new notes or the price at which holders may sell their new notes. See “Plan of Distribution.”

Trustee	U.S. Bank National Association is serving as trustee under the indenture governing the notes.
Risk Factors
     As a holder of our outstanding notes, your investment is subject to various risks and uncertainties, including those described under “Risk Factors,” beginning on page 14 and your investment will remain subject to those risks and uncertainties if you exchange your old notes for new notes.

Selected Historical Consolidated Financial Data
     The selected financial data presented below as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been derived from our consolidated financial statements, as audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2006, incorporated by reference in this prospectus, and our consolidated financial statements and related notes thereto, included herein.

	Year Ended December 31,
	2002		2003	2004	2005		2006
(Amounts in thousands)
Statement of Operations Data:
Net sales	$462,820		$491,672	$510,571	$470,133		$679,454
Gross profit	29,741		29,703	79,500	64,210		72,778
(Loss) income from operations	(14,086)		(16,220)	33,322	11,999		22,011
(Loss) income before income taxes	(44,293	) (a)	(33,668)	15,215	(2,885	) (b)	8,574
Net (loss) income	(35,877	) (a)	(36,657)	11,107	11,042	(b)(c)	5,144

Other Financial Data:
Depreciation and amortization	$33,622		$32,277	$24,907	$20,746		$26,850
Capital expenditures	9,759		14,564	4,328	6,752		8,282
Interest expense	20,565		20,231	16,159	8,617		17,001
Cash flows from operating activities	16,908		10,382	18,149	22,899		(5,540)
Cash flows from investing activities	(9,141)		(33,754)	62,392	(76,743)		(52,726)
Cash flows from financing activities	4,407		7,219	(85,751)	53,306		91,086

Balance Sheet Data (end of period):
Cash and cash equivalents	$22,049		$6,556	$1,130	$592		$33,412
Working capital	170,263		183,971	114,898	157,984		247,009
Current assets	254,569		286,946	154,668	206,167		309,933
Total assets	531,999		523,084	354,166	440,756		585,126
Long-term debt	249,119		248,397	169,688	190,464		291,266
Stockholders’ equity	144,027		111,956	106,881	167,813		187,177

(a)	Includes loss on investments of $12.4 million ($10.0 million after taxes).

(b)	Includes noncash convertible debt conversion charge of $7.2 million.

(c)	Includes tax benefit of $13.9 million for tax valuation allowance.

Unaudited Pro Forma Consolidated Condensed Financial Information
     The following unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 2006 give effect to the acquisition of the Continental Tire North America (Continental) off-the-road (OTR) tire assets. The pro forma consolidated condensed statements of operations also give effect to the March 2007 conversion of the senior convertible notes. The pro forma consolidated condensed statements of operations are presented as if all of the transactions had occurred on January 1, 2006.
     The pro forma statements of operations were derived by adjusting our historical financial statements. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments.
     The pro forma statements of operations have also been derived from Continental off-the-road tire assets historical accounting records and are presented on a carve-out basis to include the historical operations applicable to the assets we acquired in Bryan, Ohio. The historical statements of revenue and certain expenses vary from an income statement in that they do not show certain expenses that were incurred in connection with the seller’s ownership of the acquired assets, including interest, corporate expenses, and income taxes. The seller did not segregate such operating cost information related to the off-the-road tire assets for financial reporting purposes and, therefore, any pro forma allocation would not be a reliable estimate of what these costs would actually have been had the Continental off-the-road tire assets been operated as a stand alone entity.
     The pro forma consolidated condensed financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto included herein.
     The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the acquisition of assets actually occurred on the dates assumed nor is it necessarily indicative of Titan International, Inc.’s future consolidated results of operations or financial position.

Pro Forma Consolidated Condensed Statements of Operations (Unaudited)
Year Ended December 31, 2006
(Amounts in thousands, except per share date)

	Historical		Pro Forma		Pro Forma
	Titan	Continental (a)	Adjustments		Titan
Net sales	$679,454	$82,342	$0		$761,796
Cost of sales	606,676	62,201	1,028	(b)	669,905

Gross profit	72,778	20,141	(1,028)		91,891
Selling, general & administrative expenses	42,142	4,152	0		46,294
Royalty expense	5,001	0	0		5,001
Idled assets marketed for sale depreciation	3,624	0	0		3,624

Income (loss) from operations	22,011	15,989	(1,028)		36,972
Interest expense	(17,001)	0	(2,360	)(c)
			4,791	(d)	(14,570)

Other income	3,564	611	0		4,175

Income before income taxes	8,574	16,600	1,403		26,577
Provision for income taxes	3,430	0	7,201	(e)	10,631

Net income (loss)	$5,144	$16,600	$(5,798)		$15,946

Income per common share
Basic	$.26	—	—		$.61
Diluted	.26	—	—		.60

Average common shares and equivalent outstanding
Basic	19,702	—	6,577	(d)	26,279
Diluted	20,044	—	6,577	(d)	26,621

(a)	The Continental column includes the following pro forma numbers for the period of July 1, 2006, to July 31, 2006 (amounts in thousands): Sales — $11,763; Cost of sales - $8,886; Selling, general & administrative — $593; and Other income — $87. The Continental column represents the period from January 1, 2006 to July 31, 2006.

(b)	To record the difference in depreciation between the actual depreciation recorded on the Continental off-the-road tire assets and the calculated amount if the Company had acquired these assets on January 1, 2006. The difference is the result of differing asset values and lives. The Company uses straight-line depreciation with the following lives: Buildings — 25 years; Machinery & Equipment — 10 years; Tools, Dies and Molds — 5 years.

(c)	To record the additional interest for the Continental off-the-road tire acquisition for the year ended December 31, 2006. Interest is calculated using a rate of 7.76% derived from the terms of the Company’s revolving credit facility, which was LIBOR plus 3% during the period. The pro forma adjustment for interest would have been thirty-eight thousand dollars ($38,000) higher or lower if the interest rate had been 1/8% higher or lower.

(d)	To reflect the March 2007 conversion of 100% of Titan’s senior convertible notes as if the conversion had occurred on January 1, 2006.

(e)	To record income tax provision at a 40% rate, the historical provision rate.

RISK FACTORS
     The new notes, like the old notes, entail risk. In deciding whether to participate in the exchange offer, you should consider the risks associated with the nature of our industry, the nature of our business and the risk factors relating to the exchange offer in addition to the other information contained in this prospectus. You should carefully consider the following factors before making a decision to exchange your old notes for new notes.
Risks Related to Our Business
We operate in cyclical industries and, accordingly, our business is subject to the numerous and continuing changes in the economy.
     Our sales are substantially dependent on three major industries, the agricultural equipment industry, the earthmoving/construction equipment industry (including military) and the consumer products industry (including trailers and ATVs). The business activity levels in these industries are subject to specific industry and general economic cycles. Accordingly, any downturn in these industries or general economy could materially adversely affect our business.
     The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets and government policies. Recently, demand for corn has caused significantly increased corn prices, which is generally good for our business. However, corn prices are subject to a number of risks and could decrease, which could have a material adverse effect on us. Corn prices are heavily dependent on federal legislation and new legislation is expected in 2007 or 2008, with a new majority in both the House of Representatives and the Senate. Any significant changes, or the expectation of significant changes, to federal agricultural policy, could have a material adverse effect on us. Another factor which has had significant positive impact on corn prices recently is demand for ethanol. This has been driven by high oil prices and federal legislation that encourages ethanol production and imposes limits on imported corn and ethanol. Reductions in oil prices or changes in federal ethanol policy, or the expectation of changes, could have a material adverse effect on our business. In addition, the agricultural equipment industry is subject to weather risks, including drought, flood and climate risks, any of which could have a material adverse effect on us.
     The earthmoving/construction industry is affected by commodity prices, the levels of government and private construction spending and replacement demand. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate changes and varies with the overall level of economic activity.
     Due to capacity constraints at our Bryan, Ohio, off-the-road (OTR) tire facility, we are adding OTR tire capacity at our Freeport, Illinois, and Des Moines, Iowa, tire facilities. We are aligning production, which includes retooling, retraining personnel, and movement of equipment at the Bryan, Freeport and Des Moines facilities. This will decrease our gross margin for the first half of 2007 as labor costs that are normally dedicated to making products will instead be used for retooling, retraining and movement of equipment.

Our customer base is relatively concentrated.
     Our ten largest customers, which are primarily original equipment manufacturers (“OEMs”), accounted for approximately 53% and 55% of our net sales for 2006 and 2005, respectively. Net sales to Deere represented 17% and 20% of our total net sales for 2006 and 2005, respectively. Net sales to CNH represented 11% of our total net sales for each of 2006 and 2005. No other customer accounted for more than 10% of our net sales in 2006 or 2005. As a result, our business could be adversely affected if one of our larger customers reduces its purchases from us due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing or other reasons. There is also continuing pressure from the OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as us. Although we have had long-term relationships with our major customers and expect that we will be able to continue these relationships, there can be no assurance that we will be able to maintain such relationships on terms favorable to us or at all. Any failure to maintain our relationship with a leading customer could have an adverse effect on our results of operations.
We face substantial competition from international and domestic companies.
     We compete with several international and domestic competitors, some of which are larger and have greater financial and marketing resources than us. We compete primarily on the basis of price, quality, customer service, design capability and delivery time. Our ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, foreign competitors in low-wage markets have a natural cost advantage over us that may enable them to offer lower prices. Certain of our OEM customers could, under certain circumstances, elect to manufacture certain of our products to meet their own requirements or to otherwise compete with us. There can be no assurance that our businesses will not be adversely affected by increased competition in the markets in which we operate or that our competitors will not develop products that are more effective or less expensive than our products or which could render certain of our products less competitive. From time to time certain of our competitors have reduced their prices in particular product categories, which has caused us to reduce our prices. There can be no assurance that in the future our competitors will not further reduce prices or that any such reductions would not have a material adverse effect on our business.
Acquisitions and joint ventures may require significant resources and/or result in significant unanticipated losses, costs or liabilities.
     In the last 16 months we closed two significant acquisitions. In the future we may seek to grow by making acquisitions. Some of the businesses that we would consider acquiring, if they become available, are quite large and could become available at any time. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may cause us to pay too much. In addition, acquisitions (including our two recent acquisitions) require significant managerial attention, which may be diverted from our other operations. Furthermore, acquisitions of businesses or facilities entail a number of additional risks, including:

•	problems with integration of operations;

•	the inability to maintain key pre-acquisition customer, supplier and employee relationships and labor agreements;

•	increased operating costs; and

•	exposure to unanticipated liabilities.
     Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity securities. In addition, we could face financial risks associated with incurring additional indebtedness such as reducing our liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.
Our business could be negatively impacted if we fail to maintain satisfactory labor relations.
     Approximately 48% of our employees in the United States are covered by three collective bargaining agreements. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be affected as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In 1998, the employees in our Des Moines, Iowa and Natchez, Mississippi facilities went on strike for 40 and 39 months, respectively. Our three labor agreements each expire on the same date in November 2010. The fact that these agreements all expire on the same date could increase the adverse consequences to us if we have difficulty when we negotiate new agreements in 2010. We cannot assure you that there will not be any other labor disruptions or strikes at our facilities that adversely affect our business.
We have incurred, and may incur in the future, net losses.
     Although we generated net income in 2004, 2005 and 2006, we have incurred significant net losses previously. Reported net losses were $36.7 million, $35.9 million, and $34.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.
We are exposed to price fluctuations of key commodities.
     We do not generally enter into long-term commodity contracts and do not use derivative commodity instruments to hedge our exposures to commodity market price fluctuations. Therefore, we are exposed to price fluctuations of our key commodities, which consist primarily of steel and rubber, which we primarily buy on the spot market. Although we attempt to pass on certain material price increases to our customers, there is no assurance that we will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to our customers could have an adverse material effect on our results of operations.
We rely on a limited number of suppliers.
     We currently rely on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of our products. The loss of our key suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant adverse impact on our results of operations.
We may be subject to claims for damages for defective products, which could adversely affect our results of operations.
     We warrant our products to be free of certain defects and accordingly may be subject in the ordinary course of business to product liability or product warranty claims. Losses may result or be alleged to result from defects in our products, which could subject us to claims for damages, including consequential damages. We do not carry significant product liability insurance and we cannot assure you that any insurance we maintain will be adequate for liabilities actually incurred. Any claims relating to defective products that result in liability exceeding our insurance coverage could have a material adverse effect on our financial condition and results of operations. Further, claims of defects could result in negative publicity against us, which could adversely affect our business.
We are subject to risks associated with environmental laws and regulations.
     Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. Our operations entail risks in these areas, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to investigate or remediate contamination at currently or formerly owned or operated sites.
Our revenues are seasonal due to our dependence on agricultural, earthmoving, construction and recreational industries, which are seasonal.
     The agricultural, earthmoving, construction and recreational industries are seasonal, with typically lower sales during our second half of the year. This seasonality in demand has resulted in fluctuations in our revenues and operating results. Because much of our overhead expenses are fixed, seasonal trends can cause reductions in our quarterly profit margins and financial condition, especially during our slower periods. During certain periods of the year, OEMs may shut down production for maintenance, inventory reduction or due to labor contracts, which can affect our results.
We may be adversely affected by changes in government regulations and policies.
     Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction and consumer products industries in the United States and abroad. Regulations and policies relating to the agricultural industry include those encouraging farm acreage reduction in the United States and restricting deforestation techniques. In addition, U.S. government subsidies for ethanol have significantly enhanced demand for corn in recent periods. U.S. tariffs on imported ethanol have also reduced the supply of ethanol. Both of these factors have increased U.S. corn prices, which has been good for our agricultural equipment business. Regulations and policies relating to the earthmoving/construction industry include those regarding the construction of roads, bridges and other items of infrastructure. The modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on any one or more of these industries and therefore on our business.
Our success depends on attracting and retaining key personnel and qualified employees.
     Our continued success and viability are dependent, to a certain extent, upon our ability to attract and retain qualified personnel in all areas of our businesses, especially management positions. In the event we are unable to attract and retain qualified personnel, our businesses may be adversely affected. Mr. Taylor, our Chairman and Chief Executive Officer, has been instrumental in the development and implementation of our business strategy. We do not maintain key-person life insurance policies on any of our executive officers. We have outstanding agreements with certain of our executive employees selected by the board of directors, which provide that the individuals will not receive any benefits if they voluntarily leave the company. In the event of a termination of the individual’s employment after a change of control (defined generally as an acquisition of 20% or more of our outstanding voting shares), the executive is entitled to receive salary, bonus and other fringe benefits. In addition, all unvested options and certain benefits become vested. Messrs. Taylor, Rodia and Hackamack and Ms. Holley are each a party to such an agreement. The loss or interruption of the continued full-time services of any of our executive officers, including Mr. Taylor, could have a material adverse effect on our business.
Unfavorable outcomes of legal proceedings could adversely affect our financial condition and results of operations.
     We are a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, we believe at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations. However, due to the uncertainties involved in litigation, we cannot anticipate or predict material adverse effects on our financial condition, cash flows or results of operations as a result of efforts to comply with, or our liabilities pertaining to, legal judgments.
We are subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect our business.
     We face corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the NYSE. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, financial condition and the value of our securities, including the notes.

Risks Related to the Notes
Our debt will result in significant interest expense compared to our cash flows, which may limit our financial and operating flexibility.
     We have substantial debt. As of December 31, 2006, we have an aggregate of approximately $291 million of debt outstanding and approximately $109 million of additional borrowing capacity under our revolving credit facility, subject to certain conditions. See “Capitalization.” We may incur additional indebtedness in the future, subject to limitations imposed by the notes and our credit facility.
     Due to our high level of debt, we have significant interest expense, which may be difficult for us to service from our net cash provided by operating activities. For the year ended December 31, 2006, we had interest expense of $17.0 million and capital expenditures were $8.3 million, compared to net cash (used for) operating activities of ($5.5 million). For 2005 we had net cash provided by operating activities of $22.9 million and capital expenditures of $6.8 million. For 2004, we had net cash provided by operating activities of $18.1 million and capital expenditures of $4.3 million. In addition, in recent years our cash payments for taxes have been reduced as we used our net operating losses. These are substantially used now and will not be available to shelter our cash flows in the future. For the foregoing reasons, it will be difficult for us to service our debt and make capital expenditures in the future unless we increase our net cash provided by operating activities. If we are unable to service our debt, whether in the normal course of business or upon acceleration of such debt, we may be forced to pursue one or more alternative strategies, such as reducing or delaying capital expenditures or selling assets.
     The degree to which we are leveraged could have important consequences to holders of the notes, including, but not limited to, the following: (i) a substantial portion of our cash flow from operations will be required to be dedicated to debt service and will not be available to us for our operations; (ii) our ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes could be limited; (iii) certain of our borrowings are and any of our new borrowings may be at variable rates of interest which could result in higher interest expense in the event of increases in interest rates; and (iv) we may be substantially more leveraged than certain of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.
Our ability to fulfill our obligations under the notes is dependent upon our future financial and operating performance.
     Our ability to make interest and principal payments on the notes when due and to satisfy our other debt obligations depends in part upon our future financial performance and upon our ability to renew or refinance our debt obligations or to raise additional equity capital. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. While we believe that cash flow from our operations will provide an adequate source of liquidity, a significant drop in our operating cash flow resulting from adverse economic conditions, competition and other uncertainties beyond our control would increase our need for alternative sources of liquidity.
     If we are unable to generate sufficient cash flow to meet our debt services obligations, we will have to pursue one or more alternatives, such as:
•	reducing our operating expenses;

•	reducing or delaying capital expenditures:

•	selling assets; or

•	raising additional equity capital.
     We cannot assure you that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire the notes and our other debt obligations.
The notes and guarantees are effectively subordinated to our secured debt and to any liabilities of our non-guarantor subsidiaries.
     The notes rank equal in right of payment to all of our other unsecured senior indebtedness and are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt. As of December 31, 2006, on a consolidated basis, we have an aggregate of approximately $291 million of debt outstanding, with no amount of secured debt, and approximately $109 million of additional borrowing capacity under the revolving credit facility, subject to certain conditions. Any debt incurred under our revolving credit facility will be secured by substantially all of our assets. The indenture under which the notes are issued does not limit how much of our debt can be senior debt and contains a significant carve-out to allow us to incur secured debt.
     The notes are also structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, of our non-guarantor subsidiaries. Our restricted subsidiaries that will not guarantee the notes are foreign subsidiaries and “Immaterial Subsidiaries”. At December 31, 2006, all of our significant domestic subsidiaries guaranteed our revolving credit facility. At December 31, 2006, the only significant assets our foreign subsidiaries had were our ownership interest in Titan Europe Plc and intercompany notes from us and our U.S. subsidiaries for approximately $22.5 million. Our foreign subsidiaries did not have any significant liabilities at that date and, since they are not operating companies, are not expected to have any significant liabilities in the future.
     Restrictive covenants in our credit facility and the indenture may restrict our ability to pursue our business strategies or repay the notes.
     The indenture and our revolving credit facility will limit our ability, among other things, to:
•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	pay dividends and make distributions in respect of capital stock;

•	repurchase or redeem capital stock or prepay certain indebtedness;

•	make investments or certain other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	guarantee indebtedness;

•	designate unrestricted subsidiaries;

•	enter into transactions with our affiliates; and

•	merge, consolidate or transfer all or substantially all of our assets.
     These restrictions on our management’s ability to operate our businesses could have a material adverse effect on our business. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. In addition, our senior secured credit facility requires us to meet certain financial ratios in order to draw funds.
     If we default under any financing agreements, our lenders could:
•	elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or

•	terminate their commitments, if any, to make further extensions of credit.
Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.
     The issuance of the guarantees of the notes by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, the unpaid creditors of a guarantor. Under the U.S. bankruptcy law and comparable provisions of state fraudulent transfer and conveyance laws, any guarantees of the notes could be voided, or claims in respect of a guarantee could be subordinated to all other existing and future debts of that guarantor if, among other things, and depending upon the jurisdiction whose laws are applied, the guarantor, at the time it incurs the indebtedness evidenced by its guarantee or, in some jurisdictions, when payments came due under such guarantee:
•	issued the guarantee with the intent of hindering, delaying or defrauding any present or future creditor; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and (1) was insolvent or rendered insolvent by reason of such incurrence, (2) was engaged in a business or transaction for which the guarantor’s remaining assets constitute unreasonably small capital, or (3) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they mature.

     A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee.
     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability or its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
     Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless. If a guarantee were legally challenged, such guarantee could also be subject to the claim that, since the guarantee was incurred for the benefit of Titan International, Inc., and only indirectly for the benefit of the guarantor, the obligations of the guarantor were incurred for less than fair consideration. A court could thus void the obligations under a guarantee, subordinate it to a guarantor’s other debt or take other action detrimental to the holders of the notes.
     We cannot be certain as to the standard that a court would use to determine whether or not a guarantor was solvent upon issuance of the guarantee or, regardless of the actual standard applied by the court, that the issuance of the guarantee of the notes would not be voided or subordinated to any guarantor’s other debt.
     If a court voided a guarantee, you would no longer have a claim against such guarantor for amounts owed in respect of such guarantee. In addition, a court might direct you to repay any amounts already received from such guarantor. If a court were to void any guarantee, funds may not be available from any other source to pay our obligations under the notes.
If you fail to exchange your old notes, you may be unable to sell them.
     Because we did not register the old notes under the Securities Act or any state securities laws, and we do not intend to register any remaining old notes after the exchange offer, the old notes may only be transferred in limited circumstances under the securities laws. If the holders of the old notes do not exchange their notes in the exchange offer, they lose their right to have their old notes registered under the Securities Act, subject to certain limitations. A holder of old notes after the exchange offer may be unable to sell its old notes.

There is no public market for the new notes, so you may be unable to sell them.
     The new notes are new securities for which there is currently no existing trading market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the new notes on any securities exchange or for the inclusion of the new notes in any automated quotation system. Accordingly, a liquid market for the new notes may not develop.
You must tender the old notes in accordance with proper procedures in order to ensure the exchange will occur.
     The exchange of the old notes for the new notes can only occur if the proper procedures, as detailed in this prospectus, are followed. The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation, a properly completed and executed letter of transmittal (or an agent’s message in lieu thereof) and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered will continue to be subject to the existing transfer restrictions. In addition, if you are an affiliate of ours or you tender the old notes in the exchange offer in order to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution.”
If a market develops for the new notes, the notes might trade at volatile prices.
     If a market develops for the new notes, the notes might trade at prices higher or lower than their initial public offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. The market for the notes may not be free from similar disruptions. Any disruptions could have an adverse effect on noteholders.
THE EXCHANGE OFFER
Terms of the Exchange Offer; Period for Tendering Your Notes
     On December 28, 2006, we sold the notes you currently hold to Goldman, Sachs & Co. under a purchase agreement dated December 19, 2006. The sale was structured to comply with exemptions from registration under the Securities Act and in compliance with Rule 144A and Regulation S promulgated thereunder. Upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all of your notes that are properly tendered on or before the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date will be at 5:00 p.m., New York City time, on May 15, 2007. If we extend the period of time for which the exchange offer is open, the expiration date will be the latest time and date to which the exchange offer is extended. The longest we could extend the offer without incurring liquidated damages under the exchange and registration rights agreement in the form of increased interest payable on the notes would be until September 24, 2007, which is 270 days after the original issuance of the notes you currently own.
     As of the date of this prospectus, $200.0 million principal amount of the notes was outstanding. We are sending this prospectus, together with the letter of transmittal, on or about the date stated on the cover page to you at the addresses listed in the security register in connection with notes maintained by the trustee. Our obligation to accept notes for exchange in the exchange offer is subject to various conditions.
     We reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any notes pursuant to the extension, by providing notice of any extension as described below. During any extension, all notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any delay in acceptance for exchange of any notes will be consistent with Rule 14e-1(c) under the Exchange Act. Any notes not accepted for exchange for any reason will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer.
     Notes tendered in the exchange offer must be $2,000 in principal amount or any integral multiple of $1,000 in excess thereof.
     We will provide notice by means of a press release or other public announcement of any extension, amendment, non-acceptance or termination to the holders of the notes as promptly as practicable. Any notice will include the amount of notes offered for exchange up to the date of the notice and will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement. In the event of a material change in the terms of the offer, including any waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in the offering following notice of a material change.
Registration Rights; Additional Interest
     In connection with the private offering of the old notes, we entered into an exchange and registration rights agreement dated December 28, 2006 (the “Registration Rights Agreement”), with the initial purchaser, in which we agreed, among other things, to:
     (1) file with the SEC an exchange offer registration statement under the Securities Act relating to an exchange offer for the old notes;
     (2) use our best efforts to cause such exchange offer registration statement to be declared effective under the Securities Act;

     (3) upon the effectiveness of the registration statement, commence the exchange offer and offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of new notes and to keep the exchange offer open for not less than 20 days (or longer if required by applicable federal and state securities laws) after the date on which notice of the exchange offer is mailed to the holders of the old notes; and
     (4) use our best efforts to complete the exchange offer and issue the new notes on or prior to the date that is 60 business days after the date on which the exchange offer registration statement was declared effective by the SEC.
     We are making the exchange offer to satisfy our obligations and your registration rights under the Registration Rights Agreement. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement filed with the SEC in connection with the exchange offer. You may request a copy of the Registration Rights Agreement at our address set forth under “Where You Can Find More Information.”
     In general, if you wish to exchange your notes for new notes in the exchange offer, you will be required to represent that any new notes you receive will be acquired in the ordinary course of your business, that you are not our affiliate, as defined in Rule 405 of the Securities Act, and that at the time of the commencement of the offer, you have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the new notes, or if you are participating in a distribution of the new notes, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.
Procedure for Tendering Outstanding Notes
     Your tender of notes to us is subject to the objective criteria set forth below and our acceptance of the notes will constitute a binding agreement between you and us upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal. Except as explained below, a holder who wishes to tender notes for exchange in the exchange offer must transmit a properly completed and executed letter of transmittal, together with all other documents required by the letter of transmittal, to U.S. Bank National Association at the address listed below under “—Exchange Agent” on or before the expiration date. In addition,
     (1) certificates for the notes must be received by DTC, along with the letter of transmittal, or
     (2) a timely confirmation of a book-entry transfer of the notes, if this procedure is available, into U.S. Bank National Association’s account at DTC according to the procedure for book-entry transfer described below, must be received by U.S. Bank National Association before the expiration date, or
     (3) you must comply with the guaranteed delivery procedures described below.

The method of delivery of the notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend registered mail, properly insured, with return receipt requested, be used in all cases. You should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent to us.
     Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the notes surrendered for exchange are tendered:
     (1) by a registered holder of the notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or
     (2) for the account of an eligible institution.
     An “eligible institution” is an eligible guarantor institution like a bank, stockbroker, national securities exchange, registered securities association, savings and loan association or credit union with membership in a signature medallion program under Rule 17Ad-15 of the Exchange Act. If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an eligible institution. If notes are registered in the name of a person other than the person signing the letter of transmittal, the notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, properly executed by the registered holder, with the signature guaranteed by an eligible institution.
     We reserve the absolute right to:
     (1) reject any and all tenders of any particular outstanding note not properly tendered pursuant to the objective procedures set forth above;
     (2) refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and
     (3) waive any defects or irregularities as to any particular outstanding note before the expiration of the exchange offer.
     You must cure any defects or irregularities in connection with tenders of outstanding notes. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of outstanding notes. If we waive any defects or irregularities pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to the defect or irregularity being waived.
     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of notes, the notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the notes.
     If the letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
Resale of New Notes
     We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the new notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for original notes may be offered for sale, resold and otherwise transferred by any holder of the new notes if:
     (1) the holder is not our affiliate within the meaning of Rule 405 under the Securities Act;
     (2) the new notes are acquired in the ordinary course of the holder’s business; and
     (3) the holder does not intend to participate in a distribution of the new notes.
     Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and the secondary resale transaction must be covered by an effective registration statement under the Securities Act containing the selling holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.
     Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that is an affiliate of ours or that tenders in the exchange offer for the purpose of participating in a distribution of the new notes or that does not acquire new notes in the ordinary course of its business may be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
     If you participate in the exchange offer, you must advise us, among other things, that you are not participating in, and do not intend to participate in, a distribution of new notes and whether you are a broker-dealer. If you are a broker-dealer that receives new notes for your own account in exchange for original notes, and you acquired your original notes as a result of your market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. Please see below under “Plan of Distribution.”

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes
     We will accept, promptly after the expiration date, all outstanding notes properly tendered. To the extent the outstanding notes are properly tendered, we will issue the new notes promptly after the expiration date. For each outstanding note accepted for exchange, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. The new notes will bear interest from the most recent date to which interest has been paid on the notes or, if no interest has been paid on the notes, from December 28, 2006. Accordingly, if the relevant record date for interest payment occurs after the completion of the exchange offer, registered holders of new notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from December 28, 2006. If, however, the relevant record date for interest payment occurs before the completion of the exchange offer, registered holders of notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from December 28, 2006. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer, except as explained in the immediately preceding sentence. If your outstanding notes are accepted for exchange, you will not receive any payment of interest on the notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer.
     If any tendered outstanding notes are not accepted for any reason described in the terms and conditions of the exchange offer or if certificates representing outstanding notes are submitted for a greater principal amount than the holder desires to exchange, certificates representing the unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer. If outstanding notes are tendered by book-entry transfer into U.S. Bank National Association’s account at DTC according to the book-entry transfer procedures described below, the non-exchanged notes will be credited to an account maintained with DTC.
Book-Entry Transfer
     U.S. Bank National Association will make a request to establish an account for the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this document, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of notes by causing DTC to transfer the notes into U.S. Bank National Association’s account at DTC. Although delivery of outstanding notes may be effected through book-entry transfer at DTC, the letter of transmittal or a facsimile of it, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by U.S. Bank National Association at the address listed below under “—Exchange Agent” on or before the expiration date or you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures
     If you desire to tender your outstanding notes and your notes are not immediately available, or time will not permit your notes or other required documents to reach U.S. Bank National Association before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:
     (1) the tender is made through an eligible institution,
     (2) before the expiration date, U.S. Bank National Association receives from the eligible institution a properly completed and executed letter of transmittal or a facsimile of it and notice of guaranteed delivery, substantially in the form provided by us, stating your name and address and the amount of notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with U.S. Bank National Association, and
     (3) the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by U.S. Bank National Association within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.
Withdrawal Rights
     Tenders of notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.
     For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received by U.S. Bank National Association at the address listed below under “—Exchange Agent.” Any notice of withdrawal must:
     (1) specify the name of the person having tendered the notes to be withdrawn,
     (2) identify the notes to be withdrawn, including the principal amounts of the notes, and
     (3) where certificates for notes have been transmitted, specify the name in which the notes are registered, if different from that of the withdrawing holder.
     If certificates for outstanding notes have been delivered or otherwise identified to U.S. Bank National Association, then, before the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If notes have been tendered according to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn notes and otherwise comply with the procedures of the facility. All questions about the validity, form and eligibility of the notices will be determined by us and our determination will be final and binding on all parties. Certificates for any outstanding notes so withdrawn will not be considered to have been validly tendered for purposes of the exchange offer. Any outstanding notes that have been tendered but which are not exchanged for any reason will be returned to the holder of the notes without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer into U.S. Bank National Association’s account at DTC according to the book-entry transfer procedures described above, the notes will be credited to an account maintained with DTC for the notes. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under “—Procedure for Tendering Outstanding Notes” above at any time on or before the expiration date.
Exchange Agent
     U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address below. Questions and requests for assistance, requests for additional copies of this document or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:
     By Registered or Certified Mail or Overnight Carrier

U.S. Bank Corporate Trust Services
60 Livingston Avenue
St. Paul, MN 55107

Attn:	Transfers

By Facsimile (Eligible Institutions Only):
(651) 495-8145

Confirm Facsimile by Telephone:

(651) 495-3458
Delivery of the letter of transmittal to a different address or transmission of instructions via a different facsimile number does not constitute a valid delivery of the letter of transmittal.
Fees and Expenses
     We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Transfer Taxes
     You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register the new notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which case you will be responsible for the payment of any applicable transfer tax.
Appraisal Rights
     You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.
Consequences of Failure to Exchange Outstanding Notes
     If you do not exchange your outstanding notes for the new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of the outstanding notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not anticipate that we will register the outstanding notes under the Securities Act. Based on interpretations by the staff of the SEC issued to third parties, new notes may be offered for resale, resold or otherwise transferred by holders of the new notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement with any person to participate in the distribution of the new notes. If you are not a broker-dealer, you must acknowledge you are not engaged in, and do not intend to engage in, a distribution of notes notes. If you are our affiliate, are engaged in or intend to engage in or have any arrangement or understanding related to the distribution of the new notes to be acquired in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
     Each broker-dealer that receives new notes for its own account in exchange for outstanding notes must acknowledge that the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” In addition, to comply with the securities laws of various jurisdictions, if applicable, it may be necessary to qualify for sale or to register the new notes before offering or selling the new notes. We do not intend to take any action to register or qualify the new notes for resale in any of these jurisdictions.
USE OF PROCEEDS
     The exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes. The old notes that are surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.
     The net proceeds from the issuance and sale of the old notes was approximately $195.0 million after deducting the discount to the initial purchaser and estimated expenses related to the offering of the old notes.
     We used the net proceeds from that offering to repay the balance of our revolving credit facility and we will use the remaining cash for general corporate purposes.
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Ratio of earnings to fixed charges	n/a	n/a	2.06	1.25	1.48

Earnings deficiency	$31,213	$33,147	$—	$—	$—
     For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.
     For the years ended December 31, 2002 and 2003, earnings were inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.
DESCRIPTION OF NEW NOTES
     The new notes will be issued under an existing indenture dated as of December 28, 2006 (as amended or supplemented from time to time, the “Indenture”), among us, the Guarantors and U.S. Bank National Association as Trustee (the “Trustee”), a copy of which may be obtained from us as set forth below under “—Additional Information.” The statements herein relating to the new notes and the following summaries of provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Wherever particular sections or defined terms of the indenture are referred to in this prospectus, such sections or defined terms are incorporated herein by reference. Certain defined terms used in this description but not defined below under “—Certain Definitions” or otherwise herein have the meanings assigned to them in the indenture.

In this description, the word “Titan” refers only to Titan International, Inc. and not to any of its subsidiaries.
     The following sets forth certain general terms and provisions of the new notes, which are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes, are not applicable to the new notes.
     The registered holder of a New Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture. All references herein to “holder” or “holders” are intended to refer to the registered holder of new notes, which, as long as the new notes are held as Global Notes, will be Cede & Co. or another nominee of The Depository Trust Company (“DTC”) (or a successor of DTC or its nominee).
Brief Description of the New Notes and the Note Guarantees
The New Notes
     The new notes will be:
•	general unsecured obligations of Titan;

•	pari passu in right of payment with all existing and future unsecured senior Indebtedness of Titan;

•	senior in right of payment to any future subordinated Indebtedness of Titan; effectively subordinated to secured Indebtedness of Titan up to the value of the collateral securing such Indebtedness;

•	guaranteed by the Guarantors; and

•	effectively subordinated to all existing and future liabilities, including trade payables, of our non-guarantor Subsidiaries.
     The new notes will be effectively subordinated to all borrowings under our credit facility, which is secured by substantially all the assets of Titan and the Guarantors, including receivables and inventory. See “Risk Factors — The new notes and guarantees are effectively subordinated to our secured debt and to any liabilities of our non-guarantor subsidiaries.”
The Note Guarantees
     The new notes will be guaranteed by all of Titan’s Domestic Subsidiaries other than its Immaterial Subsidiaries. None of Titan’s Foreign Subsidiaries will guarantee the new notes unless such Foreign Subsidiary guarantees other domestic Debt of Titan.
     Each guarantee of the new notes will be:
•	a general unsecured obligation of the Guarantor;

•	pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor;

•	effectively subordinated to secured Indebtedness of that Guarantor up to the value of the collateral securing such Indebtedness; and

•	senior in right of payment to future subordinated Indebtedness, if any, of that Guarantor.
     In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As a result, the new notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our Foreign Subsidiaries and our other non-guarantor Subsidiaries.
     As of the date of this prospectus, all of our wholly owned Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the new notes.
Principal, Maturity and Interest
     Titan will issue $200.0 million in aggregate principal amount of new notes in this offering in exchange for old notes. Titan may issue additional notes under the indenture from time to time after this exchange offer. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The new notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Titan will issue new notes in denominations of $2,000 and integral multiples of $1,000. The new notes will mature on January 15, 2012.
     Interest on the new notes will accrue at the rate of 8% per annum and will be payable semiannually in arrears on July 15 and January 15, commencing on July 15, 2007. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the new notes. Titan will make each interest payment to the holders of record on the immediately preceding July 1 and January 1.
     Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the New Notes
     If a holder of new notes holding in excess of $5.0 million of new notes has given wire transfer instructions to Titan, Titan will pay all principal, interest and premium, if any, on that holder’s new notes in accordance with those instructions. All other payments on the new notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Titan elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.
Paying Agent and Registrar for the New Notes
     The trustee will initially act as paying agent and registrar. Titan may change the paying agent or registrar without prior notice to the holders of the new notes, and Titan or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
     A holder may transfer or exchange new notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of new notes. Holders will be required to pay all taxes due on transfer. Titan will not be required to transfer or exchange any New Note selected for redemption. Also, Titan will not be required to transfer or exchange any New Note for a period of 15 days before a selection of new notes to be redeemed.
Note Guarantees
     The new notes will be guaranteed by each of Titan’s current and future wholly owned Domestic Subsidiaries other than its Immaterial Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”
     A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Titan or another Guarantor, unless:
     (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and
     (2) either:
     (a) the Person surviving any such consolidation or merger is the Guarantor;
     (b) the Person acquiring the assets in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor under the indenture and its Note Guarantee pursuant to a supplemental indenture reasonably satisfactory to the trustee; or
     (c) the Net Proceeds of such sale or other disposition of assets are applied in accordance with the applicable provisions of the indenture.

     The Note Guarantee of a Guarantor will be released with respect to the new notes:
     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Titan or a Restricted Subsidiary of Titan, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;
     (2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Titan or a Restricted Subsidiary of Titan, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;
     (3) if Titan designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or
     (4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”
See “— Repurchase at the Option of Holders — Asset Sales.”
Redemption with Certain Equity Proceeds
     At any time prior to January 15, 2010, upon not less than 30 nor more than 60 days’ prior notice, Titan may on any one or more occasions redeem up to 35% of the aggregate principal amount of new notes issued under the indenture at a redemption price of 108% of the principal amount, plus accrued and unpaid interest on the new notes redeemed to the redemption date, subject to the rights of holders of new notes on the relevant record date to receive interest on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that:
     (1) at least 65% of the aggregate principal amount of new notes originally issued under the indenture (excluding new notes held by Titan and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and
     (2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.
     Except pursuant to the preceding paragraph and pursuant to “— Make-Whole Redemption” below, the new notes will not be redeemable at Titan’s option.
Make-Whole Redemption
     Titan may also redeem all or a part of the new notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of new notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest if any, on the new notes to be redeemed to the date of redemption (the “Redemption Date”), subject to the rights of holders of the new notes on the relevant record date to receive interest due on the relevant interest payment date.
Mandatory Redemption
     Titan is not required to make mandatory redemption or sinking fund payments with respect to the new notes.
Repurchase at the Option of Holders
Change of Control
     If a Change of Control occurs, each holder of new notes will have the right to require Titan to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s new notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Titan will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of new notes repurchased plus accrued and unpaid interest, if any, on the new notes repurchased to the date of purchase, subject to the rights of holders of new notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Titan will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase new notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Titan will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the new notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Titan will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.
     On the Change of Control Payment Date, Titan will, to the extent lawful:
     (1) accept for payment all new notes or portions of new notes properly tendered pursuant to the Change of Control Offer;
     (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all new notes or portions of new notes properly tendered; and
     (3) deliver or cause to be delivered to the trustee the new notes properly accepted together with an officers’ certificate stating the aggregate principal amount of new notes or portions of new notes being purchased by Titan.

     The paying agent will promptly mail to each holder of new notes properly tendered the Change of Control Payment for such new notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the new notes surrendered, if any. Titan will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
     The provisions described above that require Titan to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the new notes to require that Titan repurchase or redeem the new notes in the event of a takeover, recapitalization or similar transaction.
     Titan will not be required to make a Change of Control Offer, with respect to the new notes, upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Titan and purchases all new notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the captions “— Redemption with Certain Equity Proceeds” and “— Make-Whole Redemption,” unless and until there is a default in payment of the applicable redemption price.
     If a Change of Control offer is made, there can be no assurance that Titan will have available funds sufficient to pay the Change of Control purchase price for all the new notes that might be delivered by holders seeking to accept the Change of Control offer. In the event Titan is required to purchase outstanding new notes pursuant to a Change of Control offer, Titan expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Titan would be able to obtain such financing.
     Neither Titan’s Board of Directors nor the trustee may waive the covenant relating to a holder’s right to repurchase upon the occurrence of a Change of Control Event. Restrictions in the indenture described in this prospectus on the ability of Titan and its subsidiaries to incur additional Indebtedness, to grant Liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of Titan, whether favored or opposed by management. Consummation of any such transaction in certain circumstances may require the redemption or repurchase of new notes, and Titan cannot assure you that Titan or the acquiror will have sufficient financial resources to effect such a redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage a leveraged buyout of Titan or any of its subsidiaries by management. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the holders protection in all circumstances from the adverse aspects of a highly leveraged reorganization, restructuring, merger or similar transaction.

     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Titan and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of new notes to require Titan to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Titan and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.
Asset Sales
     Titan will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:
     (1) Titan (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and
     (2) at least 75% of the consideration received in the Asset Sale by Titan or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2) (and not for purposes of determining the Net Proceeds received from the Asset Sale), each of the following will be deemed to be cash:
     (a) any liabilities, as shown on Titan’s most recent consolidated balance sheet, of Titan or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the new notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a written novation agreement that releases Titan or such Restricted Subsidiary from further liability;
     (b) any securities, notes or other obligations received by Titan or any such Restricted Subsidiary from such transferee that are within 180 days of the receipt thereof converted by Titan or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;
     (c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and
     (d) any Designated Noncash Consideration received by Titan or any of its Restricted Subsidiaries in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed 7.5% of Consolidated Net Tangible Assets at the time of receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).
     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Titan (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

     (1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;
     (2) to acquire Business Assets or all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Business Assets or Capital Stock, the Business Assets will be held by, or the Permitted Business is or becomes, a Restricted Subsidiary of Titan;
     (3) to make a capital expenditure; or
     (4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;
provided, however that if, during such 365-day period, Titan and/or any of its Restricted Subsidiaries enters into a binding written contract with a Person other than an Affiliate of Titan to apply such amount pursuant to clauses (2) or (3) above, then such 365-day period shall be extended until the earlier of (a) the date on which such acquisition or expenditure is consummated, and (b) the 180th day following the expiration of the aforementioned 365-day period.
     Pending the final application of any Net Proceeds, Titan may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.
     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within twenty days thereof, Titan will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of new notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Titan may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of new notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the new notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
     Titan will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of new notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Titan will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.
     The agreements governing Titan’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the new notes. The exercise by the holders of new notes of their right to require Titan to repurchase the new notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Titan. In the event a Change of Control or Asset Sale occurs at a time when Titan is prohibited from purchasing new notes, Titan could seek the consent of its senior lenders to the purchase of new notes or could attempt to refinance the borrowings that contain such prohibition. If Titan does not obtain a consent or repay those borrowings, Titan will remain prohibited from purchasing new notes. In that case, Titan’s failure to purchase tendered new notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Titan’s ability to pay cash to the holders of new notes upon a repurchase may be limited by Titan’s then existing financial resources.
Selection and Notice
     If less than all of the new notes are to be redeemed at any time, the trustee will select new notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.
     No new notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of new notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the new notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.
     If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note will state the portion of the principal amount of that New Note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original New Note will be issued in the name of the holder of new notes upon cancellation of the original New Note. new notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on new notes or portions of new notes called for redemption.
Certain Covenants
Restricted Payments
     Titan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     (1) declare or pay any dividend or make any other payment or distribution on account of Titan’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Titan or any of its Restricted Subsidiaries) or to the direct or indirect holders of Titan’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Titan and other than dividends or distributions payable to Titan or a Restricted Subsidiary of Titan);
     (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Titan) any Equity Interests of Titan or any direct or indirect parent of Titan;
     (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Titan or any Guarantor that is contractually subordinated to the new notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Titan and any of its Restricted Subsidiaries and excluding the payment, repurchase, redemption, defeasance or other acquisition or retirement of such subordinated Indebtedness in anticipation of or in connection with a payment of principal or interest at the Stated Maturity thereof, in each case due within three months of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement); or
     (4) make any Restricted Investment
     (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
     (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
     (2) Titan would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and
     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Titan and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:
     (a) 50% of the Consolidated Net Income of Titan for the period (taken as one accounting period) from the beginning of the most recent fiscal quarter commencing prior to the date of the indenture to the end of Titan’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment

(or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus
     (b) 100% of the aggregate net cash proceeds received by Titan since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Titan (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Titan that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Titan); plus
     (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus
     (d) 100% of the aggregate net cash proceeds received by Titan or a Restricted Subsidiary since the date of the indenture from the sale (other than to Titan or a Restricted Subsidiary) of Equity Interests of an Unrestricted Subsidiary; plus
     (e) to the extent that any Unrestricted Subsidiary of Titan designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of Titan’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus
     (f) 50% of any dividends received by Titan or a Restricted Subsidiary of Titan that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Titan, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Titan for such period; plus
     (g) $20.0 million.
     So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:
     (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;
     (2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Titan) of, Equity Interests of Titan (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Titan; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;
     (3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Titan or any Guarantor that is contractually subordinated to the new notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;
     (4) the payment of any dividend (or, in the case of any Person other than a corporation, any similar distribution) by a Restricted Subsidiary of Titan to the holders of its Equity Interests on a pro rata basis;
     (5) the payment of any dividend by Titan to the holders of its Equity Interests in an amount not to exceed $1.0 million in any twelve-month period;
     (6) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Titan or any Restricted Subsidiary of Titan held by any current or former officer, director or employee of Titan or any of its Subsidiaries pursuant to any equity subscription agreement, stock option agreement, or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period (with the first of such twelve-month periods beginning on the date of the indenture) with unused amounts in any preceding twelve-month period being carried over to the succeeding twelve-month periods; provided further, that such amount in any twelve-month period may be increased by an amount not to exceed the cash proceeds of key man life insurance policies received by Titan or its Restricted Subsidiaries after the date of the indenture;
     (7) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;
     (8) payments or distributions to dissenting shareholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Titan;
     (9) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Titan or any Restricted Subsidiary of Titan issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and
     (10) other Restricted Payments, when taken together with all other Restricted Payments made pursuant to this clause (10), in an aggregate amount not to exceed $5.0 million since the date of the indenture.
     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Titan or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant exceeding $5.0 million will be determined by the Board of Directors of Titan whose good faith determination shall be conclusive and whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.
Incurrence of Indebtedness and Issuance of Preferred Stock
     Titan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Titan will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Titan may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Titan’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
     The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
     (1) in addition to Debt incurred pursuant to clauses (2) through (14), the incurrence by Titan and its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Titan and its Restricted Subsidiaries thereunder) not to exceed the sum of (a) $375.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Titan or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and (b) the amount of the Acquired Borrowing Base;
     (2) the incurrence by Titan and its Restricted Subsidiaries of the Existing Indebtedness;
     (3) the incurrence by Titan and the Guarantors of Indebtedness represented by the new notes and the related Note Guarantees to be issued on the date of the indenture;

     (4) the incurrence by Titan or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Titan or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million outstanding at any time;
     (5) the incurrence by Titan or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (13) of this paragraph;
     (6) the incurrence by Titan or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Titan and any of its Wholly-Owned Restricted Subsidiaries; provided, however, that:
     (a) if Titan or any Guarantor is the obligor on such Indebtedness and the payee is not Titan or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the new notes, in the case of Titan, or the applicable Note Guarantee, in the case of a Guarantor; and
     (b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Titan or a Wholly-Owned Restricted Subsidiary of Titan and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Titan or a Wholly-Owned Restricted Subsidiary of Titan,
will be deemed, in each case, to constitute an incurrence of such Indebtedness by Titan or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
     (7) the issuance by any of Titan’s Restricted Subsidiaries to Titan or to any of its Wholly-Owned Restricted Subsidiaries of shares of preferred stock; provided, however, that:
     (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Titan or a Wholly-Owned Restricted Subsidiary of Titan; and
     (b) any sale or other transfer of any such preferred stock to a Person that is not either Titan or a Wholly-Owned Restricted Subsidiary of Titan,
will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);
     (8) the incurrence by Titan or any of its Restricted Subsidiaries of Hedging Obligations in the normal course of business;

     (9) the guarantee by Titan or any of the Guarantors of Indebtedness of Titan or a Restricted Subsidiary of Titan that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the new notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the new notes, to the same extent as the Indebtedness guaranteed;
     (10) the incurrence by Titan or any of its Restricted Subsidiaries of Indebtedness in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts in the normal course of business;
     (11) the incurrence by Titan or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is repaid within five business days;
     (12) Indebtedness of (a) Titan or a Restricted Subsidiary of Titan to the extent such Indebtedness was Indebtedness of a Person that was merged, consolidated or amalgamated into Titan or such Restricted Subsidiary of Titan or (b) a Restricted Subsidiary that was incurred and outstanding prior to the date on which such Restricted Subsidiary was acquired by Titan or a Restricted Subsidiary of Titan, in each case other than Indebtedness incurred in contemplation of, or in connection with, the transaction or series of related transactions pursuant to which such Person was merged, consolidated or otherwise acquired by Titan or a Restricted Subsidiary of Titan; provided, however, that for any such Indebtedness outstanding at any time under this clause (12), after giving pro forma effect thereto on the date of such acquisition, merger, consolidation or amalgamation, Titan or such Restricted Subsidiary would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant;
     (13) the incurrence by Titan or any Restricted Subsidiary of Indebtedness arising from agreements of Titan or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, “earn out” or similar obligations, in each case, incurred in connection with the acquisition or disposition of assets, including shares of Capital Stock, in accordance with the terms of the indenture, provided, that the amount of such Indebtedness does not exceed the gross proceeds actually received by Titan and its Restricted Subsidiaries in connection with any such disposition; and
     (14) the incurrence by Titan or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $50.0 million.
     Titan will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Titan or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the new notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Titan solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.
     For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Titan will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which new notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Titan as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Titan or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.
     The amount of any Indebtedness outstanding as of any date will be:
     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;
     (2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and
     (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:
     (a) the Fair Market Value of such assets at the date of determination; and
     (b) the amount of the Indebtedness of the other Person.
     Notwithstanding the foregoing, (i) all Indebtedness outstanding on the closing date of the offering will be permitted and (ii) Titan will be permitted to issue shares of its common stock.
Liens
     Titan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries
     Titan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
     (1) pay dividends or make any other distributions on its Capital Stock to Titan or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Titan or any of its Restricted Subsidiaries;
     (2) make loans or advances to Titan or any of its Restricted Subsidiaries; or
     (3) sell, lease or transfer any of its properties or assets to Titan or any of its Restricted Subsidiaries.
     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
     (1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture, as determined in good faith by Titan’s Board of Directors;
     (2) the indenture, the new notes and the Note Guarantees;
     (3) applicable law, rule, regulation or order;
     (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Titan or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;
     (5) non-assignment or change in control provisions in contracts and licenses entered into in the normal course of business;
     (6) purchase money obligations for property acquired in the normal course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;
     (7) any restriction imposed under an agreement for the sale or other disposition of assets or Equity Interests pending the sale or other disposition;

     (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined in good faith by Titan’s Board of Directors;
     (9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;
     (10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the normal course of business or with the approval of Titan’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;
     (11) the license of any intellectual property of Titan or any of its Restricted Subsidiaries entered into in the normal course of business;
     (12) the release, waiver or novation of contractual, indemnification, or any other legal rights entered into in the normal course of business; and
     (13) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers under contracts entered into in the normal course of business.
Merger, Consolidation or Sale of Assets
     Titan will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Titan is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Titan and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
     (1) either: (a) Titan is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Titan) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;
     (2) the Person formed by or surviving any such consolidation or merger (if other than Titan) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Titan under the new notes, the indenture and pursuant to agreements reasonably satisfactory to the trustee;
     (3) immediately after such transaction, no Default or Event of Default exists; and
     (4) Titan or the Person formed by or surviving any such consolidation or merger (if other than Titan), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”
     This “Merger, Consolidation or Sale of Assets” covenant will not apply to:
     (1) a merger of Titan with an Affiliate solely for the purpose of reincorporating Titan in another jurisdiction; or
     (2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Titan and its Restricted Subsidiaries.
Transactions with Affiliates
     Titan will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Titan (each, an “Affiliate Transaction”), unless:
     (1) the Affiliate Transaction is on terms that are no less favorable to Titan or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Titan or such Restricted Subsidiary with an unrelated Person; and
     (2) Titan delivers to the trustee:
     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of Titan set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Titan; and
     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Titan or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.
     The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:
     (1) any employment, compensation, benefit or indemnification agreement or arrangement (and any payments or other transactions pursuant thereto) entered into by Titan or any of its Restricted Subsidiaries in the normal course of business with an officer, employee, consultant or director and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or arrangements;

     (2) transactions between or among Titan and/or its Restricted Subsidiaries;
     (3) transactions with a Person (other than an Unrestricted Subsidiary of Titan) that is an Affiliate of Titan solely because Titan owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;
     (4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Titan;
     (5) any issuance of common stock (other than Disqualified Stock) of Titan to Affiliates of Titan;
     (6) any agreement of Titan or any Affiliate as in effect as of the date of the indenture and described in this prospectus or any amendment thereto or any replacement agreement, or any transaction pursuant to or contemplated by any such agreement, amendment or replacement, so long as any such amendment or replacement agreement, taken as a whole, is not more disadvantageous to Titan or the holders of the new notes in any material respect than the original agreement as in effect on the date of the indenture;
     (7) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments;” and
     (8) loans or advances to officers, employees, consultants or directors not to exceed $2.0 million in the aggregate at any one time outstanding.
Business Activities
     Titan will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Titan and its Restricted Subsidiaries taken as a whole.
Additional Note Guarantees
     If Titan or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary that is not an Immaterial Subsidiary after the date of the indentures or a Foreign Subsidiary guarantees any domestic Debt of Titan, then that newly acquired or created Domestic Subsidiary or such Foreign Subsidiary, as applicable, will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 30 days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.
Designation of Restricted and Unrestricted Subsidiaries
     The Board of Directors of Titan may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding

Investments owned by Titan and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Titan. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Titan may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.
     Any designation of a Subsidiary of Titan as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Titan as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” Titan will be in default of such covenant. The Board of Directors of Titan may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Titan; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Titan of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
Limitation on Sale and Leaseback Transactions
     Titan will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Titan or any Restricted Subsidiary may enter into a sale and leaseback transaction if:
     (1) Titan or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”
     (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of Titan and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

     (3) the transfer of assets in that sale and leaseback transaction is permitted by, and Titan applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
Payments for Consent
     Titan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of new notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the new notes unless such consideration is offered to be paid and is paid to all holders of the new notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
SEC Reports
     Notwithstanding that Titan may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Titan will file with the SEC and provide the trustee and holders and prospective holders (upon written request) within 15 days after it files them with the SEC, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, Titan shall furnish to the trustee and, upon request, the holders and prospective holders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by Titan to its public shareholders generally. Titan also will comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939, as amended.
     In addition, Titan shall furnish to noteholders, prospective investors, broker-dealers and securities analysts, upon their request, the information referred to in Rule 144A(d)(4) under the Securities Act so long as the new notes are not freely transferable under the Securities Act.
Events of Default and Remedies
     With respect to the new notes, each of the following is an “Event of Default”:
     (1) default for 30 days in the payment when due of interest on the new notes;
     (2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the new notes;
     (3) failure by Titan or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”
     (4) failure by Titan or any of its Restricted Subsidiaries for 60 days after notice to Titan by the trustee or the holders of at least 25% in aggregate principal amount of the new notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

     (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Titan or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Titan or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:
     (a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or
     (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;
     (6) failure by Titan or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;
     (7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and
     (8) certain events of bankruptcy or insolvency described in the indenture with respect to Titan or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Titan, any Restricted Subsidiary of Titan that is a Significant Subsidiary or any group of Restricted Subsidiaries of Titan that, taken together, would constitute a Significant Subsidiary, all outstanding new notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding new notes may declare all the new notes to be due and payable immediately.
     Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding new notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the new notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.
     Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of new notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a New Note may pursue any remedy with respect to the indenture or the new notes unless:
     (1) such holder has previously given the trustee notice that an Event of Default is continuing;
     (2) holders of at least 25% in aggregate principal amount of the then outstanding new notes have requested the trustee to pursue the remedy;
     (3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;
     (4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and
     (5) holders of a majority in aggregate principal amount of the then outstanding new notes have not given the trustee a direction inconsistent with such request within such 60-day period.
     The holders of a majority in aggregate principal amount of the then outstanding new notes by notice to the trustee may, on behalf of the holders of all of the new notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the new notes.
     Titan is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Titan is required to deliver to the trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Shareholders
     No director, officer, employee, incorporator or shareholder of Titan or any Guarantor, as such, will have any liability for any obligations of Titan or the Guarantors under the new notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of new notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
     Titan may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding new notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

     (1) the rights of holders of outstanding new notes to receive payments in respect of the principal of, or interest or premium, if any, on, such new notes when such payments are due from the trust referred to below;
     (2) Titan’s obligations with respect to the new notes concerning issuing temporary new notes, registration of new notes, mutilated, destroyed, lost or stolen new notes and the maintenance of an office or agency for payment and money for security payments held in trust;
     (3) the rights, powers, trusts, duties and immunities of the trustee, and Titan’s and the Guarantors’ obligations in connection therewith; and
     (4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.
     In addition, with respect to the new notes, Titan may, at its option and at any time, elect to have the obligations of Titan and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the new notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the new notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the new notes:
     (1) Titan must irrevocably deposit, or cause to be deposited, with the trustee, in trust, for the benefit of the holders of the new notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding new notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Titan must specify whether the new notes are being defeased to such stated date for payment or to a particular redemption date;
     (2) in the case of Legal Defeasance, Titan must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Titan has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding new notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (3) in the case of Covenant Defeasance, Titan must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding new notes will not recognize income, gain or loss for federal income tax purposes as a result of such

Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Titan or any Guarantor is a party or by which Titan or any Guarantor is bound;
     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Titan or any of its Subsidiaries is a party or by which Titan or any of its Subsidiaries is bound;
     (6) Titan must deliver to the trustee an officers’ certificate stating that the deposit was not made by Titan with the intent of preferring the holders of new notes over the other creditors of Titan with the intent of defeating, hindering, delaying or defrauding any creditors of Titan or others; and
     (7) Titan must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
     Except as provided in the next two succeeding paragraphs, the indenture or the new notes or the Note Guarantees, may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the new notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding new notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes).
     Without the consent of each holder of new notes affected, an amendment, supplement or waiver may not (with respect to any new notes held by a non-consenting holder):
     (1) reduce the principal amount of new notes whose holders must consent to an amendment, supplement or waiver;
     (2) reduce the principal of or change the fixed maturity of any New Note or alter the provisions with respect to the redemption of the new notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

     (3) reduce the rate of or change the time for payment of interest, including default interest, on any New Note;
     (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the new notes (except a rescission of acceleration of the new notes by the holders of at least a majority in aggregate principal amount of the then outstanding new notes and a waiver of the payment default that resulted from such acceleration);
     (5) make any note payable in money other than that stated in the new notes;
     (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of new notes to receive payments of principal of, or interest or premium, if any, on, the new notes;
     (7) waive a redemption payment with respect to any New Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);
     (8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or
     (9) make any change in the preceding amendment and waiver provisions.
     Notwithstanding the preceding, without the consent of any holder of new notes, Titan, the Guarantors and the trustee may amend or supplement the indenture, the new notes or the Note Guarantees:
     (1) to cure any ambiguity, defect or inconsistency, as determined in good faith by Titan’s Board of Directors;
     (2) to provide for uncertificated new notes in addition to or in place of certificated new notes;
     (3) to provide for the assumption of Titan’s or a Guarantor’s obligations to holders of new notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Titan’s or such Guarantor’s assets, as applicable;
     (4) to make any change that would provide any additional rights or benefits to the holders of new notes or that does not adversely affect the legal rights under the indenture of any such holder;
     (5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;
     (6) to conform the text of the indenture, the Note Guarantees or the new notes to any provision of this Description of new notes to the extent that such provision in this Description of new notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the new notes;
     (7) to provide for the issuance of additional new notes in accordance with the limitations set forth in the indenture; or
     (8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the new notes.
Satisfaction and Discharge
     The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:
     (1) either:
     (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Titan, have been delivered to the trustee for cancellation; or
     (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Titan or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Titan or any Guarantor is a party or by which Titan or any Guarantor is bound;
     (3) Titan or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and
     (4) Titan has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.
     In addition, Titan must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law
     The indenture and the new notes are governed by the laws of the State of New York.
Concerning the Trustee
     If the trustee becomes a creditor of Titan or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act of 1939) or resign.
     The holders of a majority in aggregate principal amount of the then outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
Additional Information
     Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Titan International, Inc., Office of General Counsel 2701 Spruce Street, Quincy, Illinois 62301.
Book-Entry, Delivery and Form
     Except as set forth below, the new notes will be issued in the form of registered global notes (the “Global Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.
Depository Procedures
     The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.
     DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
     DTC has also advised us that, pursuant to procedures established by DTC:
     (1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants with portions of the principal amount of the Global Notes; and
     (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).
     Holders of new notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Holders of new notes who are not Participants may hold their interests indirectly through organizations that are Participants. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
     Except as described below, owners of interests in the Global Notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.
     Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the new notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:
     (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or
     (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
     Transfers between the Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.
     DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
Exchange of Global Notes for Certificated Notes
     A Global Note is exchangeable for Certificated Notes if:

     (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;
     (2) We, at our option, notifies the trustee in writing that we elect to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or
     (3) there has occurred and is continuing a Default or Event of Default with respect to the notes.
     In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
     Certificated Notes may not be exchanged for beneficial interests in any Global Note, unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”
Same Day Settlement and Payment
     We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Titan expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.
     “Acquired Borrowing Base” means, as of any date, an amount equal to:
     (1) 80% of the book value of all accounts receivables owned by any Person or business acquired or to be acquired by Titan or any of its Restricted Subsidiaries after the date of the indenture; plus
     (2) 60% of the book value of all inventory owned by any Person or business acquired or to be acquired by Titan or any of its Restricted Subsidiaries after the date of the indenture; plus
     (3) 50% of the Orderly Liquidation Value of Equipment owned by any Person or business acquired or to be acquired by Titan or any of its Restricted Subsidiaries after the date of the indenture; and
     (4) 50% of the Orderly Liquidation Value of Equipment otherwise acquired by Titan or any of its Restricted Subsidiaries since the date of the indenture;
     all calculated on a consolidated basis in accordance with GAAP.
     “Acquired Debt” means, with respect to any specified Person:
     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and
     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

     “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:
     (1) 1.0% of the principal amount of the Note; or
     (2) the excess of:
          (a) the present value at such redemption date of (i) the principal amount of the Note at maturity plus (ii) all required interest payments due on the Note through the maturity date of the Note (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over
          (b) the principal amount of the Note, if greater.
     “Asset Sale” means:
     (1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Titan and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and
     (2) the issuance of Equity Interests in any of Titan’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.
     Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:
     (1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;
     (2) a transfer of assets or rights between or among Titan and its Restricted Subsidiaries;
     (3) an issuance of Equity Interests by a Restricted Subsidiary of Titan to Titan or to a Restricted Subsidiary of Titan;
     (4) the sale, assignment or lease of products, rights, services, equipment, inventory or accounts receivable in the normal course of business and any sale or other disposition of damaged, worn-out or obsolete assets or properties in the normal course of business;
     (5) the sale or other disposition of cash or Cash Equivalents;
     (6) the license of any intellectual property of Titan or any of its Restricted Subsidiaries in the normal course of business;

     (7) the surrender or waiver of contract or intellectual property rights, or the settlement, release or surrender of contract, tort or other litigation claims, but only to the extent that pursuant to such surrender, waiver, settlement or release Titan or any of its Restricted Subsidiaries does not receive cash or Cash Equivalents in exchange therefor;
     (8) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment; or
     (9) the exchange of up to $12.0 million in notes for stock of Titan Europe Plc.
     “Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.
     “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”
     “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
     “Board of Directors” means:
     (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;
     (2) with respect to a partnership, the Board of Directors of the general partner of the partnership;
     (3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and
     (4) with respect to any other Person, the board or committee of such Person serving a similar function.
     “Business Asset” means assets (except in connection with the acquisition of a Subsidiary in a Permitted Business that becomes a Guarantor) other than notes, bonds, obligations and securities that, in the good faith judgment of the Board of Directors, will immediately constitute, be a part of, or be used in, a Permitted Business.

     “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
     “Capital Stock” means:
     (1) in the case of a corporation, corporate stock;
     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
     (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
     “Cash Equivalents” means:
     (1) United States dollars or currencies held by the Company or any of its Subsidiaries from time to time in the normal course of business;
     (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;
     (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;
     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
     (5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and
     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     “Change of Control” means the occurrence of any of the following:
     (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Titan and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);
     (2) the adoption of a plan relating to the liquidation or dissolution of Titan;
     (3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Titan, measured by voting power rather than number of shares; or
     (4) the first day on which a majority of the members of the Board of Directors of Titan are not Continuing Directors.
     “Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.
     “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:
     (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
     (2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus
     (3) other non-cash charges from employee compensation expenses arising from the issuance of stock, options to purchase stock, deferrals and stock appreciation rights, (excluding any such expenses which relate to options or rights which, at the option of the holder thereof, may be settled in cash); plus
     (4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus
     (5) non-cash items (other than any non-cash items that will require cash payments in the future or that relate to foreign currency translation) decreasing such Consolidated Net Income for such period other than items that were accrued in the normal course of business; minus

     (6) non-cash items (other than any non-cash items that will require cash payments in the future or that relate to foreign currency translation) increasing such Consolidated Net Income for such period, other than the items that were accrued in the normal course of business, in each case, on a consolidated basis and determined in accordance with GAAP.
     “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
     (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;
     (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;
     (3) the cumulative effect of a change in accounting principles will be excluded;
     (4) any non-cash goodwill impairment charges will be excluded;
     (5) any non-cash charges relating to the underfunded portion of any pension plan will be excluded; and
     (6) any non-cash charges resulting from the application of SFAS No. 123 will be excluded.
     “Consolidated Net Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries (less applicable reserves), after deducting therefrom (a) all current liabilities and (b) all goodwill and any other amounts classified as intangible assets in accordance with GAAP.
     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Titan who:
     (1) was a member of such Board of Directors on the date of the indenture; or
     (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     “Credit Facilities” means, one or more debt facilities (including, without limitation, a Credit Agreement dated as of July 23, 2004 among Titan and LaSalle Bank National Association or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
     “Debt” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:
     (1) in respect of borrowed money;
     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
     (3) in respect of banker’s acceptances;
     (4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;
     (5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or
     (6) representing any Hedging Obligations,
     if and to the extent any of the preceding items (other than letters of credit, Attributable Debt, and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Persons prepared in accordance with GAAP.
     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
     “Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by Titan or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate of Titan, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.
     “Determination Date” with respect to an Interest Period relating to LIBOR, will be the day that is two business days preceding the first day of such Interest Period.

     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the new notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Titan to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Titan may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Titan and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.
     “Domestic Subsidiary” means any Restricted Subsidiary of Titan that was formed under the laws of the United States or any state of the United States or the District of Columbia.
     “Equipment” of any Person or business means all machinery and equipment of such Person or business, including all such Persons’ or businesses’ processing equipment, conveyors, machine tools and all engineering, processing and manufacturing equipment, office machinery, furniture, tools, attachments, accessories, molds, dies, stamps, and other machinery and equipment, but not including any motor vehicles or other titled assets.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
     “Equity Offering” means an issuance or sale of Equity Interests (other than Disqualified Stock) of Titan.
     “Exchange notes” means the debt securities of Titan issued pursuant to the indenture in exchange for, and in an aggregate principal amount equal to, the notes, in compliance with the terms of the registration rights agreement.
     “Existing Indebtedness” means the Indebtedness of Titan and its Restricted Subsidiaries (other than Indebtedness under our Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.
     “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Titan.
     “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed

Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.
     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;
     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;
     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;
     (4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;
     (5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and
     (6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).
     “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt and fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus
     (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
     (3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus
     (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Titan (other than Disqualified Stock) or to Titan or a Restricted Subsidiary of Titan, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.
     “Foreign Subsidiary” means any Restricted Subsidiary of Titan that is not a Domestic Subsidiary.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.
     “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the normal course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).
     “Guarantors” means each of:
     (1) all Restricted Subsidiaries other than Foreign Subsidiaries; and
     (2) any other Subsidiary of Titan that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.
     “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
     (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;
     (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and
     (3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.
     “Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent 12-month period do not exceed $250,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Titan.
     “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:
     (1) in respect of borrowed money;
     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
     (3) in respect of banker’s acceptances;
     (4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;
     (5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or
     (6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

     “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period will commence on and include the date of the indenture and end on July 15, 2007.
     “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the normal course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Titan or any Subsidiary of Titan sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Titan such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Titan, Titan will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Titan’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Titan or any Subsidiary of Titan of a Person that holds an Investment in a third Person will be deemed to be an Investment by Titan or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
     “Moody’s” means Moody’s Investors Service, Inc.
     “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:
     (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and
     (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

     “Net Proceeds” means the aggregate cash proceeds received by Titan or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.
     “Non-Recourse Debt” means Indebtedness:
     (1) as to which neither Titan nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;
     (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Titan or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and
     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Titan or any of its Restricted Subsidiaries.
     “Note Guarantee” means the Guarantee by each Guarantor of Titan’s obligations under the indenture and the new notes, executed pursuant to the provisions of the indenture.
     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
     “Orderly Liquidation Value” means the greater of (a) the in place orderly liquidation value, as determined by the most recent appraisal prepared by or on behalf of the Company, or (b) the book value of such assets.
     “Permitted Business” means (i) the business conducted by or proposed to be conducted by, Titan and its Restricted Subsidiaries on the date of the original issuance of the notes and (ii) businesses that are reasonably similar, ancillary or related to, or a reasonable extension or expansion of, the business conducted by Titan and its Restricted Subsidiaries on the date of original issuance of the notes.

     “Permitted Investments” means:
     (1) any Investment in Titan or in a Wholly-Owned Restricted Subsidiary of Titan;
     (2) any Investment in Cash Equivalents;
     (3) any Investment by Titan or any Restricted Subsidiary of Titan in a Person, if as a result of such Investment:
          (a) such Person becomes a Restricted Subsidiary of Titan and a Guarantor; or
          (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Titan or a Restricted Subsidiary of Titan that is a Guarantor;
     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”
     (5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Titan;
     (6) any Investment made prior to the date of the indenture;
     (7) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the normal course of business of Titan or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;
     (8) advances, loans or extensions of trade credit in the normal course of business by Titan or any of its Restricted Subsidiaries;
     (9) Investments represented by Hedging Obligations not made for speculative purposes;
     (10) loans or advances to officers and employees made in the normal course of business of Titan or any Restricted Subsidiary of Titan in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;
     (11) repurchases of the new notes;
     (12) other Investments in a Permitted Business of any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed in the aggregate at any time outstanding 5.0% of Consolidated Net Tangible Assets, provided that any such Investment will not be deemed to be outstanding pursuant to this clause (12) if such Investment subsequently constitutes a Permitted Investment pursuant to clause (3) hereof;
     (13) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $5.0 million, provided that any such Investment will not be deemed to be outstanding pursuant to this clause (13) if such Investment subsequently constitutes a Permitted Investment pursuant to clause (3) hereof; and
     (14) the exchange of up to $12 million in notes for stock of Titan Europe Plc.
     “Permitted Liens” means:
     (1) Liens on assets of Titan or any Guarantor securing Indebtedness and other Obligations not to exceed the sum of (A) the Indebtedness permitted to be incurred under clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (B) the amount of Debt, not to exceed $125.0 million, that can be incurred on the date such Lien is created under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
     (2) Liens in favor of Titan or the Guarantors;
     (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Titan or any Subsidiary of Titan; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Titan or the Subsidiary;
     (4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Titan or any Subsidiary of Titan; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;
     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the normal course of business;
     (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;
     (7) Liens existing on the date of the indenture;
     (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
     (9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the normal course of business;
     (10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
     (11) Liens created for the benefit of (or to secure) the new notes (or the Note Guarantees);
     (12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:
          (a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and
          (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and
     (13) Liens incurred in the normal course of business of Titan or any Subsidiary of Titan securing obligations that do not exceed $5.0 million at any one time outstanding; and
     (14) Liens securing Hedging Obligations not entered into for speculative purposes.
     “Permitted Refinancing Indebtedness” means any Indebtedness of Titan or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Titan or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:
     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);
     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the

Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;
     (3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the new notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the new notes on terms at least as favorable to the holders of new notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and
     (4) such Indebtedness is incurred either by Titan or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.
     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
     “Restricted Investment” means an Investment other than a Permitted Investment.
     “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
     “S&P” means Standard & Poor’s Ratings Group.
     “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.
     “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
     “Subsidiary” means, with respect to any specified Person:
     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
     “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the notes; provided, however, that if the period from the redemption date to the maturity date of the notes, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
     “Unrestricted Subsidiary” means any Subsidiary of Titan that is designated by the Board of Directors of Titan as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:
     (1) has no Indebtedness other than Non-Recourse Debt;
     (2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Titan or any Restricted Subsidiary of Titan unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Titan or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Titan;
     (3) is a Person with respect to which neither Titan nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and
     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Titan or any of its Restricted Subsidiaries.
     “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

     (2) the then outstanding principal amount of such Indebtedness.
     “Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than director qualifying shares) will at the time be owned by such person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     Following is a summary of the material United States federal income tax considerations relating to the exchange of your notes in the exchange offer for new notes registered pursuant to the registration statement of which this prospectus is a part. This discussion is a summary for general informational purposes only and does not address all aspects of United States federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service rulings, and judicial decisions, all as of the date of this prospectus. These authorities may be changed, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below. We have not requested a ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there is no assurance that the Internal Revenue Service will agree with these statements and conclusions.
     TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, NOTE HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE RELIED UPON BY NOTE HOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) NOTE HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     We have assumed for purposes of this summary that the notes are and will be held as capital assets by holders who purchased the notes in the original offering at the initial offering price. This summary does not address tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address United States federal income tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:
•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	insurance companies;

•	partnerships;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	banks and financial institutions;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk-reduction transaction, or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.
Consequences of Exchange
     The exchange of your notes for new notes in the exchange offer should have no United States federal income tax consequences to you. For example, your tax basis in the new notes will be the same as your tax basis in the notes, and your holding period of the new notes will include the holding period of your notes. In addition, the United States federal income tax consequences of holding and disposing of the new notes generally will be the same as those applicable to your notes.
     This discussion set forth under the heading “Material United States Federal Income Tax Considerations” to the extent it states matters of law or legal conclusions, and subject to the assumptions, exceptions, limitations and qualifications set forth herein, constitutes the opinion of special counsel, Bodman LLP, as to the material U.S. federal income tax considerations of the exchange described herein. Special counsel’s opinion is not binding upon the IRS or the courts, and thus there is no assurance that the IRS will not successfully assert a contrary position.
     Each note holder is urged to consult the holder’s own tax advisor with respect to the application of United States federal income tax laws in light of the holder’s particular circumstances, as well as any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction, or under any applicable tax treaty.
PLAN OF DISTRIBUTION
     Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for notes where the notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make available and provide promptly upon reasonable request this prospectus, in a form meeting the requirements of the Securities Act, to any broker-dealer for use in connection with any such resale until the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.
     We will receive no proceeds in connection with the exchange offer. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. A resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be an underwriter within the meaning of the Securities Act, and any profit on the resale of new notes and any commissions or concessions received by these persons may be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be considered to admit that it is an underwriter. We have agreed to reimburse these broker-dealers for any amounts arising as a result of certain liabilities, including liabilities under the Securities Act.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, as well as any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities is terminated or expires, will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.
     We incorporate by reference into this prospectus the following documents filed with the SEC:
•	Our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 28, 2007, other than the financial statements on pages F-1 through F-32, which have been included herein.

•	Our Current Reports on Form 8-K dated January 22, 2007; January 22, 2007; February 9, 2007; and February 22, 2007 (other than any information contained in these reports that has been furnished to the SEC, which information is not incorporated by reference into this prospectus).

•	Our Proxy Statement filed on March 30, 2007.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this exchange offer.
     We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from Cheri T. Holley, Vice President, Secretary and General Counsel, 2701 Spruce Street, Quincy, Illinois, telephone (217) 228-6011.
INTERESTS OF DIRECTORS AND OFFICERS
     To our knowledge after reasonable inquiry, none of our directors, executive officers or controlling persons, or any of their affiliates or associates, own notes or will be surrendering notes for exchange pursuant to the exchange offer. Neither we, nor any of our subsidiaries or associates nor, to our knowledge after reasonable inquiry, any of our directors, executive officers, or controlling persons (or any of their affiliates), nor any executive officer or director of any of our subsidiaries, has engaged in any transactions in the notes during the 60 days prior to the date hereof.
     There is no present or proposed material agreement, arrangement, understanding or relationship between us and any of our executive officers, directors, controlling persons or subsidiaries, except as set forth in:
•	the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 28, 2007, with respect to relationships between us and our subsidiaries; and

•	the section entitled “Related Party Transactions” set forth in our Proxy Statement filed with the SEC on March 30, 2007, with respect to relationships between us and our executive officers, directors and controlling persons.
FEES AND EXPENSES
     Fees and expenses in connection with the exchange offer are estimated to be approximately $300,000. We will bear the cost of all of fees and expenses relating to the exchange offer. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

LEGAL MATTERS
     The validity of the issuance of the new notes will be passed upon for us by Bodman LLP, Detroit, Michigan and Schmiedeskamp, Robertson, Neu & Mitchell, Quincy, Illinois.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) included herein have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
MISCELLANEOUS
     We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to (nor will surrenders of notes for exchange in connection with the exchange offer be accepted from or on behalf of) the owners of such notes residing in such jurisdiction.
     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the dealer manager.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these materials may be examined without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. You may also obtain these materials from us at no cost by directing a written or oral request to us at Titan International, Inc., 2701 Spruce Street, Quincy, Illinois 62301, Attention: Cheri T. Holley, Vice President, Secretary and General Counsel, or by telephone at (217) 228-6011. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC.

Management’s Responsibility for Financial Statements
Management is responsible for the preparation of the Company’s consolidated financial statements included herein. Management believes that the consolidated financial statements fairly reflect the transactions and the financial statements reasonably present the Company’s financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.
The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors and the independent registered public accounting firm to review accounting control, auditing and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.
The independent registered public accounting firm audits the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements as of December 31, 2006, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has performed an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded the Company maintained effective internal control over financial reporting as of December 31, 2006. Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.
The audited consolidated financial statements of the Company include the results of the Company’s facility in Bryan, Ohio, which was acquired on July 31, 2006. The Bryan facility accounted for approximately 9% of the Company’s total assets at December 31, 2006, and Bryan’s manufacturing output accounted for approximately 7% of the Company’s total cost of sales for the year ended December 31, 2006. The Bryan facility was excluded from the management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Stockholders of
Titan International, Inc.:
We have completed integrated audits of Titan International, Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated financial statements listed in the accompanying appendix present fairly, in all material respects, the financial position of Titan International, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page F-1, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded the Bryan, Ohio facility from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded the Bryan, Ohio facility from our audit of internal control over financial reporting. The Bryan, Ohio facility is a wholly-owned subsidiary whose total assets and total output represent 9% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
PricewaterhouseCoopers LLP
St. Louis, MO
February 26, 2007, except for Note 31 as to which the date is March 21, 2007.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Year ended December 31,
	2006	2005	2004

Net sales	$679,454	$470,133	$510,571
Cost of sales	606,676	405,923	431,071

Gross profit	72,778	64,210	79,500

Selling, general and administrative expenses	42,142	32,270	37,915
Royalty expense	5,001	0	0
Idled assets marketed for sale depreciation	3,624	4,736	5,275
Dyneer legal charge	0	15,205	0
Goodwill impairment on Titan Europe	0	0	2,988

Income from operations	22,011	11,999	33,322

Interest expense	(17,001)	(8,617)	(16,159)
Noncash convertible debt conversion charge	0	(7,225)	0
Debt termination expense	0	0	(3,654)
Other income, net	3,564	958	1,706

Income (loss) before income taxes	8,574	(2,885)	15,215

Provision (benefit) for income taxes	3,430	(13,927)	4,108

Net income	$5,144	$11,042	$11,107

Income per common share:
Basic	$.26	$.61	$.62
Diluted	.26	.60	.61

Average common shares and equivalents outstanding:
Basic	19,702	18,053	17,798
Diluted	20,044	18,284	21,574
See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

	December 31,
	2006	2005

Assets
Current assets
Cash and cash equivalents	$33,412	$592
Accounts receivable (net of allowance of $4,818 and $5,654, respectively)	73,882	47,112
Inventories	154,604	122,692
Deferred income taxes	29,234	20,141
Prepaid and other current assets	18,801	15,630

Total current assets	309,933	206,167

Property, plant and equipment, net	184,616	140,382
Idled assets marketed for sale	0	18,267
Investment in Titan Europe Plc	65,881	48,467
Goodwill	11,702	11,702
Other assets	12,994	15,771

Total assets	$585,126	$440,756

Liabilities and Stockholders’ Equity
Current liabilities
Short-term debt (including current portion of long-term debt)	$98	$11,995
Accounts payable	25,884	24,435
Other current liabilities	36,942	11,753

Total current liabilities	62,924	48,183

Long-term debt	291,266	190,464
Deferred income taxes	27,924	13,581
Other long-term liabilities	15,835	20,715

Total liabilities	397,949	272,943

Commitments and contingencies: Notes 14, 23 and 24

Stockholders’ equity
Common stock (no par, 60,000,000 shares authorized, 30,577,356 issued)	30	30
Additional paid-in capital	258,071	255,299
Retained earnings	36,802	32,053
Treasury stock (at cost, 10,678,454 and 11,074,150 shares, respectively)	(96,264)	(99,817)
Accumulated other comprehensive loss	(11,462)	(19,752)

Total stockholders’ equity	187,177	167,813

Total liabilities and stockholders’ equity	$585,126	$440,756

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(All amounts in thousands, except share data)

						Accumulated
	Number of		Additional			other
	common	Common	paid-in	Retained	Treasury	comprehensive
	shares	Stock	capital	earnings	stock	income (loss)	Total

Balance January 1, 2004	#21,197,320	$27	$203,050	$10,629	$(81,204)	$(20,546)	$111,956

Comprehensive income (loss):
Net income				11,107			11,107
Currency translation adjustment						(584)	(584)
Minimum pension liability, net of tax						4,564	4,564

Comprehensive income				11,107		3,980	15,087
Dividends paid on common stock				(351)			(351)
Exercise of stock options	23,570		189				189
Treasury stock purchases	(4,894,464)				(20,000)		(20,000)

Balance December 31, 2004	16,326,426	27	203,239	21,385	(101,204)	(16,566)	106,881

Comprehensive income (loss):
Net income				11,042			11,042
Currency translation adjustment						(3,168)	(3,168)
Minimum pension liability, net of tax						(18)	(18)

Comprehensive income				11,042		(3,186)	7,856
Dividends paid on common stock				(374)			(374)
Gain on investee transaction, net of tax			10,471				10,471
Bond conversion	3,022,275	3	40,928				40,931
Exercise of stock options	135,860		568		1,220		1,788
Issuance of treasury stock under 401(k) plan	18,645		93		167		260

Balance December 31, 2005	19,503,206	30	255,299	32,053	(99,817)	(19,752)	167,813

Comprehensive income (loss):
Net income				5,144			5,144
Unrealized gain on investment, net of tax						6,126	6,126
Minimum pension liability, net of tax						3,225	3,225

Comprehensive income				5,144		9,351	14,495
Adjustment to initially apply SFAS No. 158, net of tax						(1,061)	(1,061)
Dividends paid on common stock				(395)			(395)
Exercise of stock options	382,190		2,647		3,432		6,079
Issuance of treasury stock under 401(k) plan	13,506		125		121		246

Balance December 31, 2006	#19,898,902	$30	$258,071	$36,802	$(96,264)	$(11,462)	$187,177

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:

Net income	$5,144	$11,042	$11,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,850	20,746	24,907
Deferred income tax provision (benefit)	2,597	(14,476)	0
Noncash convertible debt conversion charge	0	7,225	0
Goodwill impairment	0	0	2,988
Noncash debt termination expense	0	0	1,486
Undistributed earnings of unconsolidated affiliate	0	(2,024)	(1,022)
Excess tax benefit from stock options exercised	(646)	0	0
(Increase) decrease in current assets:
Accounts receivable	(26,770)	5,669	(10,822)
Inventories	(19,509)	2,212	(8,804)
Prepaid and other current assets	(3,675)	1,938	(944)
Increase (decrease) in current liabilities:
Accounts payable	1,449	(2,298)	4,689
Other current liabilities	13,443	(260)	140
Other, net	(4,423)	(6,875)	(5,576)

Net cash (used for) provided by operating activities	(5,540)	22,899	18,149

Cash flows from investing activities:
Continental off-the-road (OTR) asset acquisition	(44,642)	0	0
Goodyear North American farm tire acquisition	0	(100,000)	0
Capital expenditures	(8,282)	(6,752)	(4,328)
Decrease in restricted cash deposits	0	24,500	24,609
Titan Europe Plc sale	0	0	40,757
Asset disposals	0	5,509	1,354
Other, net	198	0	0

Net cash (used for) provided by investing activities	(52,726)	(76,743)	62,392

Cash flows from financing activities:
Proceeds from borrowings	200,000	0	115,348
Payment of debt	(11,995)	(1,296)	(225,525)
(Payment) proceeds on revolving credit facility, net	(99,100)	54,700	44,400
Proceeds from exercise of stock options	5,407	1,500	0
Excess tax benefit from stock options exercised	646	0	0
Repurchase of common stock	0	0	(15,000)
Payment of financing fees	(3,725)	(1,500)	(4,788)
Dividends paid	(393)	(358)	(375)
Other, net	246	260	189

Net cash provided by (used for) financing activities	91,086	53,306	(85,751)

Effect of exchange rate changes on cash	0	0	(216)
Net increase (decrease) in cash and cash equivalents	32,820	(538)	(5,426)
Cash and cash equivalents, beginning of year	592	1,130	6,556

Cash and cash equivalents, end of year	$33,412	$592	$1,130

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Business
Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires and assemblies for off-highway vehicles used in the agricultural, earthmoving/construction and consumer markets. Titan’s earthmoving/construction market also includes products supplied to the U.S. military and other government entities, while the consumer market includes all-terrain vehicles (ATVs) and recreational/utility trailer applications. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured in relatively short production runs to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. Titan records its investment in each unconsolidated affiliated company (20% to 49% ownership) at its related equity in the net assets of such affiliate, as adjusted for equity earnings and losses. Investments of less than 20% of non-publicly traded entities are carried at cost. Investments of less than 20% of publicly traded entities are carried at fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company records change of interest gains and losses directly to equity. All significant intercompany accounts and transactions have been eliminated.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method in 2006 for approximately 74% of inventories and the last-in, first-out (LIFO) method for approximately 26% of inventories. The major rubber material inventory and related work-in-process and their finished goods are accounted for under the FIFO method. The major steel material inventory and related work-in-process and their finished goods are accounted for under the LIFO method. Market value is estimated based on current selling prices. Estimated provisions are established for excess and obsolete inventory, as well as inventory carried above market price based on historical experience.
Fixed assets
Property, plant and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

Years
Building and improvements	25
Machinery and equipment	10
Tools, dies and molds	5
Maintenance and repairs are expensed as incurred. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying consolidated statements of operations.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred financing costs
Deferred financing costs are costs incurred in connection with the Company’s (i) revolving credit facility, (ii) senior unsecured notes, (iii) senior unsecured convertible notes and (iv) industrial revenue bonds. The costs associated with the revolving credit facility are being amortized over the remaining term of the facility. The costs associated with the senior unsecured notes are amortized straight line over five years, the term of the notes. The costs associated with the senior unsecured convertible notes are amortized straight line over five years, the term of the notes. The costs associated with the industrial revenue bonds are being amortized over the life of the bonds on a straight-line basis. Amortization of deferred financing costs for the various debt facilities approximates the effective interest rate method.
Fair value of financial instruments
The Company records all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, other accruals and notes payable at cost, which approximates fair value. Investments in marketable equity securities are recorded at fair value. The convertible notes due 2009 are the only significant financial instrument of the Company with a fair value different than the recorded value. At December 31, 2006, the fair value of the convertible notes, based on quoted market prices obtained through independent pricing sources, was approximately $130.8 million, compared to a carrying value of $81.2 million.
Available-for-sale securities
The Company has an investment in Titan Europe Plc of $65.9 million as of December 31, 2006, representing a 17.3% ownership position. Due to the dilution in the Company’s ownership interest from 29.3% at December 31, 2004, the Company began accounting for its investment in Titan Europe Plc as an available-for-sale security during 2005. Accordingly, this investment is recorded as “Investment in Titan Europe Plc” on the consolidated balance sheet. The Company reports this investment at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity. If the fair value declines below the amortized cost basis, the Company determines if this decline is other than temporary. If the decline in fair value is judged to be other than temporary, an impairment charge is recorded.
Impairment of fixed assets
The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.
Foreign currency translation
The financial statements of the Company’s foreign subsidiaries are translated to United States currency in accordance with SFAS No. 52, “Foreign Currency Translation.” Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in “Accumulated other comprehensive loss” in stockholders’ equity. As of December 2006, the Company’s investment in Titan Europe Plc was classified as available-for-sale securities and this investment is recorded as “Investment in Titan Europe Plc” on the consolidated balance sheet. Gains and losses that result from foreign currency transactions are included in the accompanying consolidated statements of operations.
Impairment of goodwill
The Company reviews goodwill to assess recoverability from future operations during the fourth quarter of each annual reporting period, and whenever events and circumstances indicate that the carrying values may not be recoverable, as required by the adoption of SFAS No. 142, Goodwill and Other Intangible Assets. The carrying amount of $11.7 million of goodwill by segment at December 31, 2006, was (i) agricultural of $6.9 million, (ii) earthmoving/construction of $3.6 million and (iii) consumer of $1.2 million. Based on a discounted cash flow method at December 31, 2006, the Company’s computation showed no impairment. See Notes 9 and 18 for additional information.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue recognition
The Company records sales revenue when products are shipped to customers and both title and the risks and rewards of ownership are transferred. Provisions are established for sales returns and uncollectible accounts based on historical experience. Should these trends change, adjustments would be necessary to the estimated provisions.
Cost of sales
Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company’s products, as well as manufacturing labor, depreciation expense and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.
Selling, general and administrative expense
Selling, general and administrative expense is comprised primarily of sales commissions, marketing expense, selling and administrative wages, management information system costs, legal fees, bank charges, audit fees, research and development, depreciation and amortization expense on non-manufacturing assets, and other administrative items.
Research and development expense
Research and development (R&D) expenses are expensed as incurred and included as part of selling, general and administrative expense. R&D costs were $1.3 million, $0.8 million and $1.9 million for the years of 2006, 2005 and 2004, respectively.
Advertising
Advertising expenses are included in selling, general and administrative expense and are expensed as incurred. Advertising expenses were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.
Warranty costs
The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. Warranty costs were $5.5 million, $2.6 million and $2.4 million for the years of 2006, 2005 and 2004, respectively. The warranty costs in 2006 increased approximately $3 million due to the acquisition of the Freeport and Bryan facilities.
Income taxes
Deferred income tax provisions are determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities. The Company assesses the realizability of its deferred tax asset positions to determine if a valuation allowance is necessary.
Earnings per share
Basic earnings per share (EPS) is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company’s stock option plans and the conversion of the Company’s senior unsecured convertible notes.
Statement of cash flows
For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents.
Interest paid
The Company paid $15.6 million, $7.5 million and $17.9 million for interest in 2006, 2005 and 2004, respectively. In 2006, the increase in interest paid of approximately $8 million was due to borrowings related to acquisition of the Freeport and Bryan facilities.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Income taxes paid
Titan paid $0.2 million, $1.9 million and $0.7 million for income taxes in 2006, 2005 and 2004, respectively.
Global market risk
The Company manufactures and sells products and purchases goods in the United States and foreign countries. The Company is potentially subject to foreign currency exchange risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company’s financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company conducts business. Gains and losses arising from the settlement of foreign currency transactions are charged to the Consolidated Statement of Operations for the related period. Translation adjustments arising from the translation of foreign subsidiary financial statements are recorded in accumulated other comprehensive income in stockholders’ equity in the accompanying consolidated balance sheets.
Environmental liabilities
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.
Stock-based compensation
At December 31, 2006, the Company has three stock-based compensation plans, which are described in Note 22. In 2005 and prior years, the Company applied the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for those plans. No stock-based compensation expense was recorded in the consolidated financial statements under this method, as any options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation (in thousands, except share data):

	2005	2004
Net income — as reported	$11,042	$11,107
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(5,255)	0

Pro forma net income	$5,787	$11,107

Income per share:
Basic — as reported	$.61	$.62
Basic — pro forma	.32	.62

Diluted — as reported	$.60	$.61
Diluted — pro forma	.32	.61
The Company granted no stock options in 2006 or 2004. The weighted-average fair value of options granted in 2005 was $9.56 and was calculated at the time of issue using the Black-Scholes option-pricing model with the following assumptions used for grants in 2005:

	2006 (a)	2005	2004 (a)
Stock price volatility	n/a	66%	n/a
Risk-free interest rate	n/a	3.7% — 4.4%	n/a
Expected life of options	n/a	6 years	n/a
Dividend yield	n/a	.43% — .62%	n/a

(a)	The Company granted no options during 2006 or 2004.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reclassification
Certain amounts from prior years have been reclassified to conform to the current year’s presentation. The 2005 and 2004 Consolidated Statements of Operations have been revised to combine research and development (R&D) expenses, which were previously shown separately, with the selling, general and administrative expenses due to the reduced level of R&D expenditures.
Use of estimates
The policies utilized by the Company in the preparation of the financial statements conform to accounting principles generally accepted in the United States of America and require management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.
Recently issued accounting standards
Financial Accounting Standards Board Interpretation Number 48
In July 2006, Financial Accounting Standards Board Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” was issued. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the effect the adoption of this interpretation will have on its consolidated financial position, results of operations and cash flows.
Statement of Financial Accounting Standards Number 157
In September 2006, Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” was issued. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the effect the adoption of this standard will have on its consolidated financial position, results of operations and cash flows.
Statement of Financial Accounting Standards Number 158
In September 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” was issued. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company adopted SFAS No. 158 as of December 31, 2006. The adoption of this statement had no material effect on the Company’s consolidated results of operations or cash flows. See Note 21 for the effect this statement had on the Company’s consolidated financial position.
Staff Accounting Bulletin Number 108
In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 requires that public companies utilize a “dual-approach” when assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 is effective for annual financial statements for fiscal years ending after November 15, 2006. The adoption of this guidance had no material effect on the Company’s consolidated financial position, results of operations and cash flows.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. ACQUISITIONS
Acquisition of Continental’s OTR Assets
On July 31, 2006, Titan Tire Corporation of Bryan, a subsidiary of Titan International, Inc., acquired the off-the-road (OTR) tire assets of Continental Tire North America, Inc. (Continental) in Bryan, Ohio. Titan Tire Corporation of Bryan purchased the assets of Continental’s OTR tire facility for approximately $53 million in cash proceeds, including an initial cash payment of approximately $44 million and subsequent payment due of approximately $9 million. The assets purchased included Continental’s OTR plant, property and equipment located in Bryan, Ohio, inventory and other current assets. In addition, the Company recorded intangibles related to the acquisition as noncurrent assets and assumed warranty liabilities. This acquisition expanded Titan’s product offering into larger earthmoving, construction and mining tires and added the manufacturing capacity of the Bryan, Ohio, facility.
The allocation of the Continental OTR asset acquisition was as follows (in thousands):

Inventory	$11,053
Prepaid and other current assets	1,350
Property, plant and equipment	42,197
Noncurrent assets	742
Liabilities assumed	(1,800)

$53,542

The allocation of the Continental OTR asset acquisition may be subsequently adjusted to reflect additional information relating to the estimates and judgments used in determining the purchase price allocation. Any changes to the acquisition allocation will be made by July 2007.
Acquisition of Goodyear’s North American Farm Tire Assets
On December 28, 2005, Titan Tire Corporation, a subsidiary of Titan International, Inc., acquired The Goodyear Tire & Rubber Company’s North American farm tire assets. Titan Tire purchased the assets of Goodyear’s North American farm tire business for approximately $100 million in cash proceeds. The assets purchased include Goodyear’s North American plant, property and equipment located in Freeport, Illinois, and Goodyear’s North American farm tire inventory. In addition, the Company recorded intangibles related to the acquisition as noncurrent assets. This acquisition expanded Titan’s product offering into Goodyear branded farm tires and added the manufacturing capacity of the Freeport, Illinois, facility.
The allocation of the Goodyear North American farm tire acquisition was as follows (in thousands):

Inventory	$40,246
Prepaid and other current assets	4,680
Property, plant and equipment	55,074
Noncurrent assets	604

$100,604

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Pro forma financial information
The following unaudited pro forma financial information gives effect to the acquisition of Continental’s OTR assets and the acquisition of Goodyear’s North American farm tire assets as if the acquisitions had taken place on January 1, 2005. The pro forma information for the Bryan, Ohio, facility was derived from a carve-out of Continental’s OTR historical accounting records. The pro forma information for the Freeport, Illinois, facility was derived from a carve-out of The Goodyear Tire & Rubber Company’s historical accounting records.
Pro forma information for the year (in thousands, except per share data):

	2006	2005
Net sales	$761,796	$828,183
Income before income taxes	21,786	8,383
Net income	13,072	17,803
Diluted earnings per share	.61	.92
The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the acquisitions actually occurred on January 1, 2005, nor is it necessarily indicative of Titan’s future consolidated results of operations or financial position.
3. ACCOUNTS RECEIVABLE
The Company had net accounts receivable of $73.9 million and $47.1 million at December 31, 2006 and 2005, respectively. These amounts are net of allowance for doubtful accounts of $4.8 million and $5.7 million for the years ended 2006 and 2005, respectively.
4. INVENTORIES
Inventories at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Raw material	$57,814	$42,511
Work-in-process	16,738	10,939
Finished goods	84,863	74,793

	159,415	128,243
Adjustment to LIFO basis	(4,811)	(5,551)

	$154,604	$122,692

Included in the above inventory balances at December 31, 2006, and December 31, 2005, are reserves for slow-moving and obsolete inventory of $3.2 million and $2.7 million respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. PREPAID AND OTHER CURRENT ASSETS
Prepaid and other current assets at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Prepaid supplies	$9,227	$8,051
Other	9,574	7,579

	$18,801	$15,630

6. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Land and improvements	$3,088	$2,521
Buildings and improvements	78,230	63,572
Machinery and equipment	269,730	202,598
Tools, dies and molds	52,205	51,859
Construction-in-process	4,587	2,284

	407,840	322,834
Less accumulated depreciation	(223,224)	(182,452)

	$184,616	$140,382

The significant increase in property, plant and equipment resulted from the July 2006 purchase of Continental’s OTR assets. The property, plant and equipment included in this purchase totaled $42.2 million. See Note 2 for additional information. Depreciation on fixed assets for the years 2006, 2005 and 2004 totaled $20.7 million, $14.3 million, and $17.4 million, respectively. In addition, $3.6 million, $4.7 million, and $5.3 million of depreciation was recorded on idled assets marketed for sale in 2006, 2005, and 2004, respectively.
7. IDLED ASSETS MARKETED FOR SALE
The idled assets marketed for sale had no balance at December 31, 2006, and a balance of $18.3 million at December 31, 2005. The idled assets marketed for sale were being depreciated in accordance with SFAS No. 144. Depreciation on these idled assets was $3.6 million, $4.7 million and $5.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.
As a result of the expectation that the Company can use these assets to refurbish or increase capacity at the plants associated with the Goodyear North American farm tire asset acquisition and the Continental OTR asset acquisition, the Company is placing these assets back into service primarily at the Des Moines, Iowa, Freeport, Illinois, and Bryan, Ohio facilities. Therefore, in December 2006, the idled assets balance of approximately $14 million was reclassified to property, plant and equipment leaving no remaining balance at December 31, 2006.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. INVESTMENT IN TITAN EUROPE
Investment in Titan Europe Plc consisted of the following (in thousands):

	2006	2005
Investment in Titan Europe Plc	$65,881	$48,467

In April 2004, Titan Luxembourg Sarl, a wholly-owned European subsidiary of the Company, sold 70% of the common stock of Titan Europe to the public on the AIM market in London, England. Titan Luxembourg was the largest single stockholder in Titan Europe Plc, retaining a 30% interest on the date of the transaction. In the first quarter of 2004, the Company recognized a $3.0 million goodwill impairment charge on the pending sale of a majority interest in Titan Europe in accordance with the Company’s goodwill impairment process. The historical results of the Company for the year ended December 31, 2004, included Titan Europe results of $49.4 million in net sales, $8.3 million in gross profit and $0.4 million in income from operations.
The Company accounted for its interest in Titan Europe Plc as an equity investment subsequent to the sale of a majority interest in April 2004. The Company recognized equity income on its investment in Titan Europe Plc of $2.9 million in 2005 and $1.3 million in 2004. In December 2005, Titan Europe Plc issued additional shares of stock for an acquisition. As a result of these additional shares, the Company’s interest in Titan Europe Plc was diluted and decreased from 29.3% at December 31, 2004, to a 15.4% ownership position at December 31, 2005. The Company recorded the gain resulting from the change in ownership interest to equity in accordance with SAB 51. With the decreased ownership percentage, effective December 2005, the Company no longer uses the equity method to account for its interest in Titan Europe Plc.
In accordance with SFAS No. 115, the Company records the Titan Europe Plc investment as an available-for-sale security and reports the investment at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of comprehensive income in stockholders’ equity. The Company’s stock ownership interest in Titan Europe Plc was 17.3% at December 31, 2006, and 15.4% at December 31, 2005. The increase in ownership percentage resulted from a December 2006 transaction in which Titan Europe Plc issued additional shares to the Company in payment of approximately $7.9 million U.S. dollars of debt, representing the entire remaining long-term debt owed by Titan Europe Plc to the Company.
The fair value of the Company’s investment in Titan Europe Plc was $65.9 million and $48.5 million at December 31, 2006 and 2005, respectively. Cash dividends received from Titan Europe Plc were $1.3 million, $0.9 million and $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.
9. GOODWILL
The carrying amount of goodwill by segment at December 31, 2006 and 2005, was (i) agricultural of $6.9 million, (ii) earthmoving/construction of $3.6 million, and (iii) consumer of $1.2 million.
The Company reviews goodwill to assess recoverability from future operations during the fourth quarter of each annual reporting period, and whenever events and circumstances indicate that the carrying values may not be recoverable as required by the adoption of SFAS No. 142, Goodwill and Other Intangible Assets. Based on a discounted cash flow method at December 31, 2006, the Company’s computation showed no impairment. There can be no assurance that future goodwill tests will not result in an impairment charge.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. OTHER ASSETS
Other assets at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Deferred financing	$7,534	$4,014
Note receivable from Titan Europe Plc	0	5,191
Other	5,460	6,566

	$12,994	$15,771

The increase in deferred financing is the result of additional deferred financing related to the December 2006 issuance of the Company’s $200 million senior unsecured notes due 2012. The decrease in the note receivable is the result of Titan Europe Plc issuing additional shares to the Company in December 2006 in satisfaction of the note.
11. OTHER CURRENT LIABILITIES
Other current liabilities at December 31, 2006 and 2005, consisted of the following accruals (in thousands):

	2006	2005
Off-the-road acquisition	$8,900	$0
Wages and commissions	8,800	3,381
Warranty	4,688	1,838
Insurance	4,458	2,430
Other	10,096	4,104

	$36,942	$11,753

The off-the-road (OTR) acquisition liability is the remaining amount due on the Continental OTR asset acquisition after final settlement. The increase in wages and commissions results from the accrued wages for the Freeport and Bryan facilities. The employees of these facilities became part of Titan in 2006.
12. WARRANTY COSTS
The Company provides limited warranties on workmanship on its products in all market segments. The majority of the Company’s products have a limited warranty that ranges from zero to ten years with certain products being prorated after the first year. The Company calculates a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities on the Consolidated Balance Sheets. Changes in the warranty liability consisted of the following (in thousands):

	2006	2005
Warranty liability, January 1	$1,838	$1,762
Warranty assumed with asset purchase	1,800	0
Provision for warranty liabilities	5,534	2,622
Warranty payments made	(4,484)	(2,546)

Warranty liability, December 31	$4,688	$1,838

13. OTHER LONG-TERM LIABILITIES
Other long-term liabilities at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Accrued pension liabilities	$8,682	$15,476
Accrued employment liabilities	4,741	2,775
Other	2,412	2,464

	$15,835	$20,715

See Note 21 for additional information regarding the decrease in accrued pension liabilities. Accrued employment liabilities at December 31, 2006, includes approximately $2 million for contractual and performance obligations upon retirement for certain executive officers.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT
Long-term debt at December 31, 2006 and 2005, consisted of the following (in thousands):

	2006	2005
Senior unsecured notes	$200,000	$0
Revolving credit facility	0	99,100
Senior unsecured convertible notes	81,200	81,200
Industrial revenue bonds and other	10,164	22,159

	291,364	202,459
Less amounts due within one year	98	11,995

	$291,266	$190,464

Aggregate maturities of long-term debt are as follows (in thousands):

2007	$98
2008	566
2009	81,200
2010	9,500
2011	0
Thereafter	200,000

$291,364

Senior unsecured notes
In December 2006, the Company closed its offering of $200 million 8% senior unsecured notes. The notes were sold at par and are due January 2012. Titan used the net proceeds from this offering to repay outstanding existing debt at the time of closing, excluding the 5.25 percent senior unsecured convertible notes. The outstanding balance on the Company’s revolving credit facility was paid down in December and had no cash borrowings at December 31, 2006. The Company anticipates paying off approximately $10 million of industrial revenue bonds in the first quarter of 2007 and will use the remaining cash for general corporate purposes.
Revolving credit facility
The Company’s revolving credit facility with agent LaSalle Bank National Association had a 2008 termination date and is collateralized by a first priority security interest in certain assets of Titan and its domestic subsidiaries. At December 31, 2006, the borrowings under the facility bore interest at a floating rate of prime rate plus 1.25% or LIBOR plus 2.75%. There were no borrowings under this facility at December 31, 2006. The facility contains certain financial covenants, restrictions and other customary affirmative and negative covenants. The Company is in compliance with these covenants and restrictions as of December 31, 2006.
Credit facility amendments
In October 2005, the revolving credit facility was amended. The amendment increased the revolving loan availability to $200 million from $100 million, extended the termination date to October 2008 from the previous termination date of July 2007 and removed General Electric Capital Corporation as a participant. In July 2006, upon the closing of Titan’s acquisition of the Continental OTR assets, the facility was amended increasing the loan availability from $200 million to $250 million.
Recent Development On February 8, 2007, the Company amended its revolving credit facility with LaSalle Bank National Association. The amendment extended the termination date to October 2009 (previously October 2008). The amendment also lowered borrowing rates, which will be based on a pricing grid. The borrowings under the facility will bear interest at a floating rate of LIBOR plus 1% to 2% (previously 2.75%). The amendment lowered the revolving loan availability from $250 million to $125 million with the ability to request an increase back to $250 million.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Senior unsecured convertible notes
The $81.2 million of 5.25% senior unsecured convertible notes are due 2009. These notes are convertible into shares of the Company’s stock at any time on or before maturity at a conversion rate of 74.0741 shares per $1,000 principal amount of notes ($13.50 per common share), subject to adjustment. This conversion rate would convert all of the notes into approximately 6.0 million shares of the Company’s common stock. In June of 2005, Titan finalized a private transaction to exchange $33.8 million of the Company’s outstanding 5.25% senior unsecured convertible notes due 2009 for 3,022,275 shares of common stock as proposed to the Company by certain note holders. The Company recognized a noncash charge of $7.2 million in connection with this exchange in accordance with SFAS No. 84, “Induced Conversions of Convertible Debt,” during the second quarter of 2005.
Recent Development In January 2007, Titan filed a Form S-4 registration statement relating to an offer to the holders of the senior unsecured convertible notes to convert their notes into Titan’s common stock at an increased conversion rate. See Note 27 for additional information.
Industrial revenue bonds and other
Other debt primarily consists of industrial revenue bonds, loans from local and state entities, and other long-term notes. Maturity dates on this debt range from one to three years and interest rates ranged from 3% to 4% rate.
Recent Development In January 2007, the Company issued a notice of redemption for $9.5 million in industrial revenue bonds. These bonds, which were previously due February 2010, are expected to be redeemed in the first quarter of 2007.
Redemption of 8.75% senior subordinated notes
On July 26, 2004, the Company notified the trustee to redeem all of Titan’s outstanding 8.75% senior subordinated notes. On August 26, 2004, the Company redeemed all of the outstanding principal amount ($136.8 million) of these notes at a redemption price of 101.458% per note (expressed as a percentage of the principal amount).
Debt termination expenses
In connection with the termination of the Company’s prior revolving loan agreement and term loan, and in addition to the redemption of the 8.75% senior subordinated notes, Titan recorded expenses of $3.7 million in the third quarter of 2004. These expenses were related to the (i) redemption premium on the subordinated notes of $2.0 million, (ii) unamortized deferred financing fees of $1.5 million and (iii) prepayment penalty of $0.2 million.
15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Accumulated other comprehensive income (loss) consisted of the following (in thousands) :

			Minimum	Unrecognized
	Currency	Unrealized	Pension	Losses and
	Translation	Gain on	Liability	Prior Service
	Adjustments	Investments	Adjustment	Cost	Total
Balance at January 1, 2005	$1,985	$0	$(18,551)	$0	$(16,566)
Currency translation adjustments	(3,168)	0	0	0	(3,168)
Minimum pension liability adjustment, net of tax of $10	0	0	(18)	0	(18)

Balance at December 31, 2005	(1,183)	0	(18,569)	0	(19,752)
Unrealized gain on investment net of tax of $3,299	0	6,126	0	0	6,126
Minimum pension liability adjustment, net of tax of $595	0	0	3,225	0	3,225
Adoption of SFAS No. 158, net of tax of $651	0	0	15,344	(16,405)	(1,061)

Balance at December 31, 2006	$(1,183)	$6,126	$0	$(16,405)	$(11,462)

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. STOCKHOLDERS’ EQUITY
In June of 2005, Titan finalized a private transaction to exchange $33.8 million of the Company’s outstanding 5.25% senior unsecured convertible notes due 2009 for 3,022,275 shares of common stock as proposed to the Company by certain note holders. The Company recognized a noncash charge of $7.2 million in connection with this exchange in accordance with SFAS No. 84, “Induced Conversions of Convertible Debt,” during the second quarter of 2005.
The Company is authorized by the Board of Directors to repurchase an additional 2.5 million common shares subject to debt agreement covenants. The Company paid cash dividends of $.02 per share of common stock per year for 2006, 2005 and 2004.
17. ROYALTY EXPENSE
The December 2005 Goodyear North American farm tire asset acquisition included a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America. Royalty expenses recorded for the year ended December 31, 2006, were $5.0 million. No royalty expense was recorded in 2005 and 2004, as this license agreement was not yet in place during those years.
18. GOODWILL IMPAIRMENT ON TITAN EUROPE
On April 7, 2004, Titan Luxembourg Sarl, a wholly-owned European subsidiary of the Company, sold 70% of the common stock of Titan Europe to the public on the AIM market in London. In the first quarter of 2004, the Company recognized a $3.0 million goodwill impairment charge on the pending sale of a majority interest in Titan Europe based on the valuation of Titan Europe inherent in the April 2004 public offering in accordance with the Company’s goodwill impairment policy. The April 2004 consideration for the entire Titan Europe offering was $89.5 million as compared to a book value of $92.5 million, resulting in a goodwill impairment charge of $3.0 million.
19. OTHER INCOME, NET
Other income consisted of the following (in thousands) :

	2006	2005	2004
Interest income	$1,681	$367	$669
Dividend income — Titan Europe Plc	1,281	0	0
Foreign exchange gain (loss)	975	(1,338)	537
Equity income — Titan Europe Plc	0	2,938	1,278
Other (expense)	(373)	(1,009)	(778)

	$3,564	$958	$1,706

Interest income for the year ended December 31, 2006, includes $1.1 million of interest income received in March 2006 regarding the final calculation of interest earned associated with restricted cash previously on deposit. As a result of decreased ownership percentage in Titan Europe Plc, effective December 2005, the Company no longer uses the equity method to account for its interest in Titan Europe Plc.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. INCOME TAXES
Income (loss) before income taxes, consisted of the following (in thousands) :

	2006	2005	2004
Domestic	$5,310	$(5,048)	$12,533
Foreign	3,264	2,163	2,682

	$8,574	$(2,885)	$15,215

The provision (benefit) for income taxes, was as follows (in thousands) :

	2006	2005	2004
Current
Federal	$120	$549	$2,571
State	475	0	0
Foreign	183	87	1,537

	778	636	4,108

Deferred
Federal	2,442	(13,413)	0
State	210	(1,150)	0
Foreign	0	0	0

	2,652	(14,563)	0

Provision (benefit) for income taxes	$3,430	$(13,927)	$4,108

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income (loss) as a result of the following:

	2006	2005	2004
Statutory U.S. federal tax rate	35.0%	(35.0)%	35.0%
Valuation allowance	0.0	(488.7)	(47.3)
Nondeductible convertible debt conversion charge	0.0	87.7	0.0
Dyneer legal charge	0.0	(60.7)	0.0
State tax rate change	0.0	21.2	0.0
Repatriation of foreign earnings, net of American Jobs Creation Act benefit	11.6	19.0	29.3
Nondeductible goodwill write-off	0.0	0.0	6.9
Foreign taxes, net	(12.0)	(18.1)	0.0
State taxes, net	6.2	(2.9)	0.0
Other, net	(0.8)	(5.2)	3.1

Effective tax rate	40.0%	(482.7)%	27.0%

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2006 and 2005, are as follows (in thousands) :

	2006	2005
Deferred tax assets:
Net operating loss carryforward	$12,618	$14,120
Pension	4,501	5,619
Employee benefits and related costs	3,720	2,050
Allowance for bad debts	1,830	2,148
Inventory	1,351	459
EPA reserve	1,226	1,236
Warranty	1,112	699
Other	2,876	3,025

Deferred tax assets	29,234	29,356

Deferred tax liabilities:
Fixed assets	(16,534)	(14,705)
Unrealized gain on available-for-sale security	(8,937)	(5,638)
Foreign deferred gain	(2,453)	(2,453)

Deferred tax liabilities	(27,924)	(22,796)

Net deferred tax asset	$1,310	$6,560

The Company recorded an income tax expense of $3.4 million, an income tax benefit of $13.9 million and an income tax expense of $4.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a result of several years of previous losses, the Company recorded a valuation allowance against its net deferred tax asset, consistent with the Company’s accounting policies. As a result of anticipated utilization of net operating loss carryforward in connection with its future Federal income tax filings, the Company recorded a tax benefit of $13.9 million in 2005 as a result of the reversal of the Company’s valuation allowance in accordance with SFAS 109. The Company’s net operating loss carryforward of approximately $32 million expires in 2023.
American Jobs Creation Act of 2004
In October 2004, the American Jobs Creation Act of 2004 was signed into law by the President of the United States of America. This legislation resulted in sweeping revisions to the U.S. Internal Revenue Code and related regulations. The Act provides for a number of changes, including providing taxpayers with an opportunity to repatriate foreign-source income in the U.S. if such repatriated income is invested in the U.S. under a properly approved domestic reinvestment plan. The repatriation provisions of this Act benefited the Company by preserving net operating loss carryforwards.
During 2004, prior to the passage of the Act, the Company had estimated a $15 million reduction to the valuation allowance related to its net deferred tax asset position. The $7.1 million reduction in this estimate at December 31, 2004, was due to the repatriation, under the provisions of the Act, of foreign earnings associated with the sale of a majority interest in Titan Europe. This repatriation under the Act allowed the Company to pay a current tax rate of 5.25% on the repatriated foreign earnings rather than utilizing net operating loss carryforwards.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. EMPLOYEE BENEFIT PLANS
Pension plans
The Company has a frozen defined benefit pension plan covering certain employees of Titan Tire Corporation. The Company also has a frozen contributory defined benefit pension plan covering certain former eligible bargaining employees of its Walcott, Iowa, facility. Additionally, the Company maintains a contributory defined benefit plan that covered former eligible bargaining employees of Dico, Inc. This Dico plan purchased a final annuity settlement contract in October 2002. The Company’s policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations.
The Company’s defined benefit plans have been aggregated in the following table. Included in the December 31, 2006, presentation are the Titan Tire and Walcott plans, which have a projected benefit obligation and accumulated benefit obligation of $68.8 million, exceeding the fair value of plan assets of $60.2 million at December 31, 2006. At December 31, 2005, these plans had a projected benefit obligation and accumulated benefit obligation of $71.8 million, exceeding the fair value of plan assets of $56.3 million. The projected benefit obligation and the accumulated benefit obligation are the same amount since the Plans are frozen and there are no future compensation levels to factor into the obligations. The Company absolved itself from the liabilities associated with the Dico plan with the purchase of a final annuity settlement contract in October 2002. Therefore, the plan no longer maintains a projected or accumulated benefit obligation. The fair value of the Dico plan assets was $0.5 million at December 31, 2006, 2005 and 2004.
The following table provides the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension plans as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$71,796		$75,748
Interest cost	3,934		4,158
Actuarial gain	(144)		(1,342)
Benefits paid	(6,742)		(6,768)

Benefit obligation at end of year	$68,844		$71,796

Change in plan assets:
Fair value of plan assets at beginning of year	$56,802		$57,985
Actual return on plan assets	6,578		1,753
Employer contributions	4,028		3,832
Benefits paid	(6,742)		(6,768)

Fair value of plan assets at end of year	$60,666		$56,802

Unfunded status at end of year	$(8,178)		$(14,994)

Unrecognized prior service cost			1,848
Unrecognized net loss			28,906
Unrecognized deferred tax liability			(337)

Net amount recognized			$15,423

Amounts recognized in consolidated balance sheet:
Current assets	$0	$	n/a
Noncurrent assets	504		n/a
Noncurrent liabilities	(8,682)		n/a
Prepaid benefit cost	n/a		483
Intangible asset	n/a		1,848
Accrued benefit costs	n/a		(15,476)
Accumulated other comprehensive loss	n/a		28,568

Net amount recognized in the consolidated balance sheet	$(8,178)		$15,423

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Amounts recognized in accumulated other comprehensive loss at December 31, 2006:

Unrecognized prior service cost	$(1,711)
Unrecognized net loss	(25,030)
Unrecognized deferred tax liability	281
Deferred tax effect of unrecognized items	10,055

Net amount recognized in accumulated other comprehensive loss	$(16,405)

     The weighted-average assumptions used in the actuarial
     computation that derived the benefit obligations
     at December 31 were as follows:

	2006	2005
Discount rate	5.75%	5.75%
Expected long-term return on plan assets	8.50%	8.50%
The Company adopted SFAS No. 158 as of December 31, 2006. The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006, is as follows (in thousands):

	Before application		After application
	of SFAS 158	Adjustments	of SFAS 158
Deferred tax asset	$28,583	$651	$29,234
Other assets	14,705	(1,711)	12,994
Accumulated other comprehensive loss, net of tax	(10,401)	(1,061)	(11,462)
Total stockholders’ equity	188,238	(1,061)	187,177
The following table provides the components of net periodic pension cost for the plans, settlement cost and the assumptions used in the measurement of the Company’s benefit obligation for the years ended December 31, 2006, 2005 and 2004 (in thousands):
     Components of net periodic benefit cost and other
     amounts recognized in other comprehensive income

	2006	2005	2004
Net periodic benefit cost:
Interest cost	$3,934	$4,158	$4,465
Assumed return on assets	(4,673)	(4,809)	(4,394)
Amortization of unrecognized prior service cost	137	137	136
Amortization of unrecognized deferred taxes	(56)	(56)	(56)
Amortization of net unrecognized loss	1,848	1,754	1,609

Net periodic pension cost	$1,190	$1,184	$1,760

The estimated net loss, prior service cost, and deferred taxes that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $1.6 million, $0.1 and $(0.1) million, respectively.
The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%
Expected long-term return on plan assets	8.50%	8.50%	8.50%

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The allocation of the fair value of plan assets was as follows:

	Percentage of Plan Assets		Target
	at December 31,		Allocation
Asset Category	2006	2005	2007

U.S. equities(a)	65%	64%	44% — 80%
Fixed income	21%	20%	20% — 40%
Cash and cash equivalents	5%	8%	0% — 20%
International equities(a)	9%	8%	0% — 16%

	100%	100%

(a)	Total equities may not exceed 80% of total plan assets.
The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing volatility. These asset classes include U.S. equities, fixed income, cash and cash equivalents, and international equities. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: (i) investment grade securities that provide investment returns that meet or exceed the Standard & Poor’s 500 Index and (ii) investment grade fixed income securities that provide investment returns that meet or exceed the Lehman Government / Corporate Index. The U.S. equities asset category included the Company’s common stock in the amount of $2.3 million (four percent of total plan assets) and $2.7 million (five percent of total plan assets) at December 31, 2006 and 2005, respectively.
The long-term rate of return for plan assets is determined using a weighted-average of long-term historical returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 8.5% over the long-term. This rate assumes historical returns of 10% for equities and 7% for fixed income securities using the plans’ target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.
Although the 2007 minimum pension funding calculations are not finalized, the Company estimates those funding requirements will be approximately $5 million.
Projected benefit payments from the plans as of December 31, 2006, are estimated as follows (in thousands):

2007	$6,170
2008	6,036
2009	5,927
2010	5,764
2011	5,578
2012-2016	26,460
401(k)
The Company sponsors four 401(k) retirement savings plans. One plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Beginning in July of 2004, Titan provides a 25% matching contribution in the form of the Company’s common stock on the first 6% of the employee’s contribution in this plan. The Company issued 13,506 shares and 18,645 shares of treasury stock in connection with this 401(k) plan during 2006 and 2005, respectively. Expenses to the Company related to this 401(k) plan were $0.3 million for each of 2006 and 2005. There was no treasury stock issued or expense recorded for the 401(k) plan in 2004 as the Company used forfeited shares within the plan to satisfy matching contributions.
A second plan is for employees covered by a collective bargaining arrangement at Titan Tire Corporation and does not include a Company matching contribution. Employees are fully vested with respect to their contributions.
The Company’s third plan received a 401(k) plan transfer in 2006 for the employees covered by a collective bargaining agreement of Titan Tire Corporation of Freeport. This plan does not include a Company matching contribution. Employees are fully vested with respect to their contributions.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Previously, the Company adopted 401(k) plans for the employees of Titan Tire Corporation of Texas and the employees of Titan Tire Corporation of Natchez. These plans relate to the non-operational facilities in Brownsville, Texas, and Natchez, Mississippi. The matching contributions on these 401(k) plans were discontinued in November 2003.
22. STOCK OPTION PLANS
On January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment,” using the modified prospective method of adoption, which does not require restatement of prior periods. The Company previously applied the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for share-based option awards. SFAS 123(R) requires companies to estimate the fair value of share-based option awards on the date of the grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the vesting period. No stock-based compensation expense was recorded during 2006, 2005 or 2004. See Note 1 for 2005 pro forma information illustrating the effect on net income and income per share if the Company had applied the provisions of SFAS 123(R). The Company granted no options during 2006 or 2004. All previously granted options were fully vested before January 1, 2006.
In accordance with SFAS 123(R), cash flows from income tax benefits resulting from tax deductions in excess of compensation cost recognized for share-based option awards have been classified as financing cash flows prospectively from January 1, 2006. Previously, these excess tax benefits were presented as operating cash flows.
Stock Incentive Plan
The Company adopted the 1993 Stock Incentive Plan (the Plan) to provide grants of stock options as a means of attracting and retaining qualified employees for the Company. There will be no additional issuance of stock options under this plan as it has expired. Options previously granted were fully vested in 2005 and expire 10 years from the grant date of the option.
Non-Employee Director Stock Option Plan
The Company adopted the 1994 Non-Employee Director Stock Option Plan (the Director Plan) to provide for grants of stock options as a means of attracting and retaining qualified independent directors for the Company. There will be no additional issuance of stock options under this plan as it has expired. Options previously granted were fully vested in 2005 and expire 10 years from the grant date of the option.
2005 Equity Incentive Plan
The Company adopted the 2005 Equity Incentive Plan to provide stock options as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 2.1 million shares are reserved for the plan. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. In 2006 no options were granted under this plan. In 2005, a total of 890,380 options were granted under this plan. These options were fully vested in 2005 and expire 10 years from the grant date of the option.
Stock options outstanding and exercisable as of December 31, 2006, were as follows:

		Options Outstanding		Options Exercisable
	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
Price Range	Contractual Life	Options	Exercise Price	Options	Exercise Price
$4.54-$6.69	4.3 years	135,000	$5.47	135,000	$5.47
$8.00-$9.50	2.2 years	169,870	$8.40	169,870	$8.40
$12.75-$14.45	6.6 years	389,215	$13.35	389,215	$13.35
$16.00-$18.00	7.1 years	455,975	$17.37	455,975	$17.37

		1,150,060	$13.29	1,150,060	$13.29

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following is a summary of activity in the stock option plans for 2004, 2005 and 2006:

	Shares Subject	Weighted- Average
	to Option	Exercise Price

Outstanding, January 1, 2004	948,650	$11.29

Granted	0	—	(a)
Exercised	(23,570)	8.00
Canceled/Expired	(122,690)	12.16

Outstanding, December 31, 2004	802,390	11.25

Granted	890,380	15.20
Exercised	(135,860)	11.04
Canceled/Expired	(9,400)	13.47

Outstanding, December 31, 2005	1,547,510	13.53
Granted	0	—	(a)
Exercised	(382,190)	14.15
Canceled/Expired	(15,260)	16.00

Outstanding, December 31, 2006	1,150,060	$13.29

(a)	The Company granted no options during 2004 or 2006.
The total intrinsic value of options exercised in 2006 was $1.7 million. Cash received from the exercise of options was $5.4 million for 2006. The tax benefit realized for the tax deductions from options exercised was $0.6 million for 2006.
The Company currently uses treasury shares to satisfy any stock option exercises. At December 31, 2006, the Company had 10.7 million shares of treasury stock.
23. LEASE COMMITMENTS
The Company leases certain buildings and equipment under operating leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance and insurance by the Company. Total rental expense was $3.2 million, $3.2 million and $2.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.
At December 31, 2006, future minimum rental commitments under noncancellable operating leases with initial or remaining terms in excess of one year are as follows (in thousands) :

2007	$2,575
2008	1,525
2009	962
2010	660
2011	349
Thereafter	0

Total future minimum lease payments	$6,071

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24. LITIGATION
The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. However, due to the difficult nature of predicting future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations or cash flows as a result of efforts to comply with or its liabilities pertaining to legal judgments.
25. CONCENTRATION OF CREDIT RISK
Net sales to Deere & Company in Titan’s agricultural, earthmoving/construction and consumer markets represented 17%, 20% and 22% of the Company’s consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Net sales to CNH Global N.V. in Titan’s three markets represented 11% of the Company’s consolidated revenues for each of the years ended December 31, 2006, 2005 and 2004. No other customer accounted for more than 10% of Titan’s net sales in 2006, 2005 or 2004.
26. RELATED PARTY TRANSACTIONS
The Company sells products and pays commissions to companies controlled by persons related to the chief executive officer of the Company. During 2006, 2005 and 2004, sales of Titan product to these companies were approximately $6.4 million, $6.5 million and $4.6 million, respectively. On other sales referred to Titan from these manufacturing representative companies, commissions were approximately $2.0 million, $1.6 million and $1.5 million during 2006, 2005 and 2004, respectively. These sales and commissions were made in the ordinary course of business and were made on terms no less favorable to Titan than comparable sales and commissions to unaffiliated third parties. At December 31, 2006 and 2005, Titan had trade receivables of approximately $0.6 million and $0.9 million due from these companies, respectively.
27. RECENT DEVELOPMENTS
Convertible Note Conversion Offer
In January 2007, the Company filed a registration statement relating to an offer to the holders of its 5.25% senior unsecured convertible notes due 2009 to convert their notes into Titan’s common stock at an increased conversion rate (the “Conversion Offer”). Per the Offer, each $1,000 principal amount of notes is convertible into 81.0000 shares of common stock, which is equivalent to a conversion price of approximately $12.35 per share. The offering price set forth will not include accrued interest; therefore, no accrued interest will be paid on the notes that accept this offering. Prior to the Offer, each $1,000 principal amount of notes was convertible into 74.0741 shares of common stock, which was equivalent to a conversion price of approximately $13.50 per share. The registration statement relating to the shares of common stock to be offered was declared effective on February 21, 2007. The offer is scheduled to expire on March 20, 2007, unless extended or terminated.
Credit Facility Amendment
On February 8, 2007, the Company amended its revolving credit facility with LaSalle Bank National Association. The amendment extended the termination date to October 2009 (previously October 2008). The amendment also lowered borrowing rates, which will be based on a pricing grid. The borrowings under the facility will bear interest at a floating rate of LIBOR plus 1% to 2% (previously 2.75%). The amendment lowered the revolving loan availability from $250 million to $125 million with the ability to request an increase back to $250 million.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
28. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has aggregated its operating units into reportable segments based on its three customer markets: agricultural, earthmoving/construction and consumer. These segments are based on the information used by the chief executive officer and chief operating officer to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1, “Description of Business and Significant Accounting Policies.” Segment external revenues, expenses and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities. Segment assets are generally determined on the basis of the tangible assets located at such operating units’ manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units’ goodwill and property, plant and equipment balances are carried at the corporate level.
Titan is organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires and wheel/tire assemblies.
The table below presents information about certain revenues and expenses, income (loss) from operations and segment assets used by the chief operating decision maker of the Company as of and for the years ended December 31, 2006, 2005 and 2004 (in thousands) :

		Earthmoving/		Reconciling		Consolidated
	Agricultural	Construction	Consumer	Items		Totals
2006
Revenues from external customers	$421,096	$183,357	$75,001	$0		$679,454
Depreciation & amortization	15,324	7,402	1,409	2,715	(a)	26,850
Income (loss) from operations	27,351	21,837	1,655	(28,832	)(b)	22,011
Total assets	273,787	145,964	22,678	142,697	(c)	585,126
Capital expenditures	5,184	2,192	339	567	(d)	8,282

2005
Revenues from external customers	$310,361	$131,982	$27,790	$0		$470,133
Depreciation & amortization	11,738	5,183	1,447	2,378	(a)	20,746
Income (loss) from operations	31,750	17,664	1,825	(39,240	)(b)	11,999
Total assets	239,581	89,241	22,963	88,971	(c)	440,756
Capital expenditures	3,365	1,615	230	1,542	(d)	6,752

2004
Revenues from external customers	$316,235	$160,297	$34,039	$0		$510,571
Depreciation & amortization	12,084	6,980	1,585	4,258	(a)	24,907
Income (loss) from operations	38,585	16,627	1,891	(23,781	)(b)	33,322
Total assets	173,335	78,116	17,211	85,504	(c)	354,166
Capital expenditures	2,493	1,417	185	233	(d)	4,328

(a)	Represents depreciation expense related to property, plant and equipment carried at the corporate level.

(b)	Represents corporate expenses including those referred to in (a). Includes Dyneer legal charge of $15.2 million in 2005.

(c)	Represents property, plant and equipment and goodwill related to certain acquisitions and other corporate assets. Approximately $37 million of the increase in 2006 from 2005 related to the higher 2006 year-end cash balance.

(d)	Represents corporate capital expenditures.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below presents information by geographic area as of and for the years ended December 31, 2006, 2005 and 2004 (in thousands) :

	United		Other	Consolidated
	States	Italy	Countries	Totals
2006
Revenues from external customers	$679,454	$0	$0	$679,454

Long-lived assets(a)	196,318	0	0	196,318

2005

Revenues from external customers	$470,133	$0	$0	$470,133

Long-lived assets(b)	152,084	0	0	152,084

2004

Revenues from external customers	$461,125	$29,584	$19,862	$510,571

Long-lived assets(c)	92,346	0	0	92,346

(a)	Idled assets marketed for sale in the amount of $14 million reclassed/included in the 2006 long-lived assets.

(b)	Idled assets marketed for sale in the amount of $18 million are not included in the 2005 long-lived assets.

(c)	Idled assets marketed for sale in the amount of $31 million are not included in the 2004 long-lived assets.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
29.	EARNINGS PER SHARE
Earnings per share for 2006, 2005 and 2004, are (amounts in thousands, except share and per share data) :

		Weighted- average	Per share
	Net income	shares	Amount
2006
(b) Basic earnings per share	$5,144	19,701,614	$.26

(c)
(d) Effect of stock options	0	342,685

(e)
(f) Diluted earnings per share(a)	$5,144	20,044,299	$.26

(g)

2005
(h) Basic earnings per share	$11,042	18,052,946	$.61

(i)
(j) Effect of stock options	0	230,663

(k)
(l) Diluted earnings per share(b)	$11,042	18,283,609	$.60

2004
(m) Basic earnings per share	$11,107	17,798,483	$.62

(n)
(o) Effect of stock options	0	75,247
(p) Effect of convertible notes	2,137	3,700,669

(q)
(r) Diluted earnings per share	$13,244	21,574,399	$.61

(a)	The effect of convertible notes has not been included as they were anti-dilutive. The weighted-average share amount excluded for convertible notes totaled 6,014,815 shares.
(b)	The effect of convertible notes has not been included as they were anti-dilutive. The weighted-average share amount excluded for convertible notes totaled 7,146,627 shares.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
30.	SUPPLEMENTARY DATA — QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(All amounts in thousands, except per share data)

Quarter ended	March 31				December 31	December 31
2006
Net sales	$182,577	$175,194		$156,120	$165,563	$679,454
Gross profit	31,114	22,442		17,080	2,142	72,778
Net income (loss)	8,593	5,603		488	(9,540)	5,144
Per share amounts:
Basic	.44	.28		.02	(.48)	.26
Diluted (a)	.36	.24		.02	(.48)	.26

2005
Net sales	$136,129	$134,709		$102,712	$96,583	$470,133
Gross profit	24,081	22,502		10,973	6,654	64,210
Net income (loss)	11,201	4,200	(b)	1,182	(5,541)	11,042
Per share amounts: (a)
Basic	.68	.25	(b)	.06	(.28)	.61
Diluted	.51	.23	(b)	.06	(.28)	.60

(a)	As a result of the variances in the outstanding share balances, the year-end per share amounts do not agree to the sum of the quarters.

(b)	Noncash convertible debt conversion charge of $7.2 million was included in the quarter ended June 30, 2005.

31.	SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (REQUIRED IN CONNECTION WITH REGISTRATION OF SENIOR UNSECURED NOTES)
The Company’s $200 million 8% senior unsecured notes are guaranteed by each of Titan’s current and future wholly owned domestic subsidiaries other than its immaterial subsidiaries (subsidiaries with total assets less than $250,000 and total revenues less than $250,000.) The note guarantees are joint and several obligations of the guarantors. Non-guarantors consist primarily of foreign subsidiaries of the Company, which are organized outside the United States of America. The following condensed consolidating financial statements are presented using the equity method of accounting. The subsidiary guarantor condensed consolidating financial statements were not required to be included in Titan’s 2006 Form 10-K as the $200 million notes were not registered securities.
TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$0	$679,454	$0	$0	$679,454
Cost of sales	(194)	606,870	0	0	606,676

Gross profit	194	72,584	0	0	72,778
Selling, general and administrative expenses	15,031	26,967	144	0	42,142
Royalty expense	0	5,001	0	0	5,001
Idled assets marketed for sale depreciation	0	3,624	0	0	3,624

(Loss) income from operations	(14,837)	36,992	(144)	0	22,011
Interest expense	(16,553)	(448)	0	0	(17,001)
Intercompany interest income (expense)	4,495	(5,457)	962	0	0
Other income, net	432	686	2,446	0	3,564

(Loss) income before income taxes	(26,463)	31,773	3,264	0	8,574
(Benefit) provision for income taxes	(10,585)	12,709	1,306	0	3,430
Equity in earnings of subsidiaries	21,022	0	0	(21,022)	0

Net income	$5,144	$19,064	$1,958	$(21,022)	$5,144

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$0	$470,133	$0	$0	$470,133
Cost of sales	312	405,611	0	0	405,923

Gross (loss) profit	(312)	64,522	0	0	64,210
Selling, general and administrative expenses	11,874	20,247	149	0	32,270
Dyneer legal charge	0	15,205	0	0	15,205
Idled assets marketed for sale depreciation	0	4,736	0	0	4,736

(Loss) income from operations	(12,186)	24,334	(149)	0	11,999
Interest expense	(8,426)	(191)	0	0	(8,617)
Noncash convertible debt conversion charge	(7,225)	0	0	0	(7,225)
Intercompany interest income (expense)	4,644	(5,098)	454	0	0
Other (expense) income, net	(606)	(294)	1,858	0	958

(Loss) income before income taxes	(23,799)	18,751	2,163	0	(2,885)
Benefit for income taxes	0	(13,927)	0	0	(13,927)
Equity in earnings of subsidiaries	34,841	0	0	(34,841)	0

Net income	$11,042	$32,678	$2,163	$(34,841)	$11,042

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$0	$461,125	$49,446	$0	$510,571
Cost of sales	2,011	387,886	41,174	0	431,071

Gross (loss) profit	(2,011)	73,239	8,272	0	79,500
Selling, general and administrative expenses	11,167	21,752	4,996	0	37,915
Idled assets marketed for sale depreciation	0	5,275	0	0	5,275
Goodwill impairment on Titan Europe	0	0	2,988	0	2,988

(Loss) income from operations	(13,178)	46,212	288	0	33,322
Interest expense	(15,616)	(41)	(502)	0	(16,159)
Debt termination expense	(3,654)	0	0	0	(3,654)
Intercompany interest income (expense)	3,976	(4,747)	771	0	0
Other income (expense), net	258	(677)	2,125	0	1,706

(Loss) income before income taxes	(28,214)	40,747	2,682	0	15,215
(Benefit) provision for income taxes	(7,618)	11,002	724	0	4,108
Equity in earnings of subsidiaries	31,703	0	0	(31,703)	0

Net income	$11,107	$29,745	$1,958	$(31,703)	$11,107

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED BALANCE SHEETS
DECEMBER 31, 2006
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$33,220	$69	$123	$0	$33,412
Accounts receivable	(38)	73,920	0	0	73,882
Inventories	0	154,604	0	0	154,604
Deferred income taxes	1,095	28,139	0	0	29,234
Prepaid and other current assets	2,842	15,897	62	0	18,801

Total current assets	37,119	272,629	185	0	309,933

Property, plant and equipment, net	1,279	183,337	0	0	184,616
Investment in Titan Europe Plc	25,534	0	40,347	0	65,881
Goodwill	0	11,702	0	0	11,702
Investment in subsidiaries	14,517	0	0	(14,517)	0
Intercompany assets	406,017	0	0	(406,017)	0
Other assets	8,802	4,192	0	0	12,994

Total assets	$493,268	$471,860	$40,532	$(420,534)	$585,126

Liabilities and Stockholders’ Equity
Current liabilities
Short-term debt	$0	$98	$0	$0	$98
Accounts payable	1,058	24,826	0	0	25,884
Other current liabilities	3,437	33,509	(11)	7	36,942

Total current liabilities	4,495	58,433	(11)	7	62,924

Long-term debt	290,700	566	0	0	291,266
Deferred income taxes	8,874	16,597	2,453	0	27,924
Other long-term liabilities	2,022	13,796	17	0	15,835
Intercompany liabilities	0	398,856	7,168	(406,024)	0
Stockholders’ equity	187,177	(16,388)	30,905	(14,517)	187,177

Total liabilities and stockholders’ equity	$493,268	$471,860	$40,532	$(420,534)	$585,126

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED BALANCE SHEETS
DECEMBER 31, 2005
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$59	$49	$484	$0	$592
Accounts receivable	(20)	47,132	0	0	47,112
Inventories	0	122,692	0	0	122,692
Deferred income taxes	1,211	18,930	0	0	20,141
Prepaid and other current assets	1,438	14,012	180	0	15,630

Total current assets	2,688	202,815	664	0	206,167

Property, plant and equipment, net	1,869	138,513	0	0	140,382
Idled assets marketed for sale	0	18,267	0	0	18,267
Investment in Titan Europe Plc	16,109	0	32,358	0	48,467
Goodwill	0	11,702	0	0	11,702
Investment in subs	3,417	0	0	(3,417)	0
Intercompany assets	337,037	0	0	(337,037)	0
Other assets	5,479	3,177	7,115	0	15,771

Total assets	$366,599	$374,474	$40,137	$(340,454)	$440,756

Liabilities and Stockholders’ Equity
Current liabilities
Short-term debt	$0	$11,995	$0	$0	$11,995
Accounts payable	677	23,758	0	0	24,435
Other current liabilities	2,656	9,085	8	4	11,753

Total current liabilities	3,333	44,838	8	4	48,183

Long-term debt	189,800	664	0	0	190,464
Deferred income taxes	5,621	5,507	2,453	0	13,581
Other long-term liabilities	32	20,621	62	0	20,715
Intercompany liabilities	0	327,251	9,790	(337,041)	0
Stockholders’ equity	167,813	(24,407)	27,824	(3,417)	167,813

Total liabilities and stockholders’ equity	$366,599	$374,474	$40,137	$(340,454)	$440,756

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Consolidated

Net cash provided by (used for) operating activities	$7,691	$(15,492)	$2,261	$(5,540)

Cash flows from investing activities:
Continental off-the-road (OTR) asset acquisition	0	(44,642)	0	(44,642)
Capital expenditures	(390)	(7,892)	0	(8,282)
Other, net	149	49	0	198

Net cash used for investing activities	(241)	(52,485)	0	(52,726)

Cash flows from financing activities:
Proceeds from borrowings	200,000	0	0	200,000
Payment of debt	0	(11,995)	0	(11,995)
Payment on revolving credit facility, net	(99,100)	0	0	(99,100)
Proceeds from exercise of stock options	5,407	0	0	5,407
Excess tax benefit from stock options exercised	646	0	0	646
Payment of financing fees	(3,725)	0	0	(3,725)
Dividends paid	(393)	0	0	(393)
Intercompany activities	(77,370)	79,992	(2,622)	0
Other, net	246	0	0	246

Net cash provided by (used for) financing activities	25,711	67,997	(2,622)	91,086

Net increase (decrease) in cash and cash equivalents	33,161	20	(361)	32,820
Cash and cash equivalents, beginning of year	59	49	484	592

Cash and cash equivalents, end of year	$33,220	$69	$123	$33,412

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Consolidated

Net cash provided by operating activities	$12,589	$8,590	$1,720	$22,899

Cash flows from investing activities:
Goodyear North American farm tire acquisition	0	(100,000)	0	(100,000)
Capital expenditures	(882)	(5,870)	0	(6,752)
Decrease in restricted cash deposits	24,500	0	0	24,500
Asset disposals	0	5,509	0	5,509

Net cash provided by (used for) investing activities	23,618	(100,361)	0	(76,743)

Cash flows from financing activities:
Payment of debt	0	(1,296)	0	(1,296)
Proceeds on revolving credit facility, net	54,700	0	0	54,700
Proceeds from exercise of stock options	1,500	0	0	1,500
Payment of financing fees	(1,500)	0	0	(1,500)
Dividends paid	(358)	0	0	(358)
Intercompany activities	(90,792)	93,060	(2,268)	0
Other, net	260	0	0	260

Net cash (used for) provided by financing activities	(36,190)	91,764	(2,268)	53,306

Net increase (decrease) in cash and cash equivalents	17	(7)	(548)	(538)
Cash and cash equivalents, beginning of year	42	56	1,032	1,130

Cash and cash equivalents, end of year	$59	$49	$484	$592

TITAN INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(All amounts in thousands)

	Titan
	International,		Non-
	Inc.	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Consolidated

Net cash provided by (used for) operating activities	$13,999	$15,509	$(11,359)	$18,149

Cash flows from investing activities:
Capital expenditures	(12)	(3,046)	(1,270)	(4,328)
Decrease in restricted cash deposits	0	24,609	0	24,609
Titan Europe Plc sale	0	0	40,757	40,757
Asset disposals	0	1,354	0	1,354
Other, net	131	(131)	0	0

Net cash provided by investing activities	119	22,786	39,487	62,392

Cash flows from financing activities:
Proceeds from borrowings	115,000	0	348	115,348
Payment of debt	(223,175)	(225)	(2,125)	(225,525)
Proceeds on revolving credit facility, net	44,400	0	0	44,400
Repurchase of common stock	(15,000)	0	0	(15,000)
Payment of financing fees	(4,788)	0	0	(4,788)
Dividends paid	(375)	0	0	(375)
Intercompany activities	67,985	(38,061)	(29,924)	0
Other, net	189	0	0	189

Net cash used for financing activities	(15,764)	(38,286)	(31,701)	(85,751)

Effect of exchange rate changes on cash	0	0	(216)	(216)

Net decrease in cash and cash equivalents	(1,646)	9	(3,789)	(5,426)
Cash and cash equivalents, beginning of year	1,688	47	4,821	6,556

Cash and cash equivalents, end of year	$42	$56	$1,032	$1,130